SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   *            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   *

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on March 31, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month period ended as of

March 31, 2004

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2004 and June 30, 2003

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2004	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks	92,259	87,182
Investments (Note 8)	58,548	139,105
Mortgages and leases receivables, net (Note 5)	39,042	35,594
Other receivables (Note 6)	105,777	12,147
Inventories (Note 7)	20,460	14,575

Total Current Assets	316,086	288,603

NON-CURRENT ASSETS
Mortgages receivables, net (Note 5)	2,717	2,777
Other receivables (Note 6)	139,397	123,926
Inventories, net (Note 7)	5,185	8,767
Investments, net (Note 8)	430,363	433,760
Fixed assets, net (Note 9)	1,210,017	1,197,521
Intangible assets, net	2,148	3,239
Subtotal Non-Current Assets	1,789,827	1,769,990
Goodwill, net	(10,521)	(5,629)

Total Non-Current Assets	1,779,306	1,764,361

Total Assets	2,095,392	2,052,964

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	32,353	25,805
Mortgages payable	2,144	2,100
Customer advances (Note 10)	17,732	13,212
Short term-debt (Note 11)	89,473	87,434
Salaries and social security charges	4,707	5,393
Taxes payable	15,713	9,778
Other liabilities (Note 12)	20,317	28,736

Total Current Liabilities	182,439	172,458

NON-CURRENT LIABILITIES
Trade accounts payable	2,963	3,609
Customer advances (Note 10)	27,191	25,260
Long term-debt (Note 11)	520,804	592,104
Taxes payable	6,972	1,684
Other liabilities (Note 12)	6,671	7,331

Total Non-Current Liabilities	564,601	629,988

Total Liabilities	747,040	802,446

Minority interest	448,260	441,332
SHAREHOLDERS´ EQUITY	900,092	809,186

Total Liabilities and Shareholders´ Equity	2,095,392	2,052,964

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2004	March 31, 2003
Sales, leases and services	162,309	168,116
Cost of sales, leases and services	(87,843)	(114,259)

Gross income	74,466	53,857
Selling expenses	(12,892)	(16,375)
Administrative expenses	(28,298)	(25,742)

Subtotal	(41,190)	(42,117)
Torres de Abasto unit contracts´rescissions	—	5
Net loss in credit card trust	(159)	(3,778)
Results from operations and holding of real estate assets (Note 13)	—	10,139

Operating income (Note 4)	33,117	18,106
Amortization of goodwill	(2,198)	(3,364)
Financial results generated by assets:
Interest income	3,846	15,505
Interest on discount by assets	1,675	—
Financial results	84,036	57,651
Exchange gain (loss)	12,530	(59,071)
Loss on exposure to inflation	—	(13,489)

Subtotal	102,087	596
Financial results generated by liabilities:
Interest on discount by liabilities	(331)	31,233
Discounts	7,235	26,154
Exchange (loss) gain	(12,809)	251,997
Gain on exposure to inflation	—	6,908
Financial expenses	(46,187)	(38,297)

Subtotal	(52,092)	277,995

Financial results, net	49,995	278,591
Net loss in related companies	(11,178)	(2,248)
Other income, net (Note 14)	438	6,893

Income before tax and minority interest	70,174	297,978
Income tax and asset tax	(22,069)	2,884
Minority interest	(2,874)	(34,991)

Income for the period	45,231	265,871
Earning per share
Basic (Note 24)	0.206	1.271
Diluted (Note 24)	0.123	0.601

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (1)

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2004	March 31, 2003
CHANGES IN CHASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	187,343	28,376
Cash and cash equivalents as of end of period	103,404	201,445

Net (decrease) increase in cash and cash equivalents	(83,939)	173,069

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the period	45,231	265,871
Plus (less) income tax and asset tax accrued for the period	22,069	(2,884)
Adjustments to reconcile net income to cash flow from operating activities:
• Equity in earnings of affiliated companies	11,178	2,248
• Minority interest in related companies	2,874	34,991
• Results from repurchase O.N.	—	(25,093)
• Allowances and provisions	140	10,115
• Amortization and depreciation	49,988	69,861
• Results from sale of fixed assets	—	(2,132)
• Financial results	(62,979)	(335,412)
Changes in operating assets and liabilities:
• Decrease in current investments	4,111	13,436
• Increase in non-current investments	(11,756)	(521)
• Increase in mortgages and leases receivables	(8,110)	(3,486)
• (Increase) / Decrease in other receivables	(3,538)	4,236
• Decrease in inventory	4,606	36,688
• Increase in intangible assets	(242)	—
• Decrease in taxes payable, salaries and social security and customer advances	(3,612)	(6,556)
• Increase / (Decrease) in accounts payable	5,902	(2,434)
• Increase in accrued interest	9,183	33,509
• Decrease in other liabilities	(10,051)	(10,396)

Net cash provided by operating activities:	54,994	82,041

CASH FLOWS FROM INVESTING ACTIVITIES:
• Payment for acquisition of subsidiary companies and equity investees, net of cash acquired	—	16,464
• Decrease from equity interest in subsidiary companies	—	(52,203)
• Purchase of shares and options of Banco Hipotecario S.A.	(127,281)	—
• Sale of Banco Hipotecario S.A. shares	46,031	—
• Payment for acquisition of undeveloped parcels of land	(340)	(651)
• Sale of fixed assets and intangible assets	—	2,132
• Purchase and improvements of fixed assets	(14,703)	18,630

Net cash used in Investing activities:	(96,293)	(15,628)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	5,800	396,699
• Payment of short-term and long-term debt	(66,159)	(279,299)
• Decrease in minority shareholders	(301)	—
• Cash contribution from minority shareholders	—	89
• Issuance of Common Stock	23,706	—
• Payment of mortgages	—	(9,648)
• Dividends paid	(4,536)	—
• Payment for seller financing	(1,150)	(1,185)

Net cash (used in) provided by financing activities:	(42,640)	106,656

Net (decrease) increase in cash and cash equivalents:	(83,939)	173,069

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (Continued)

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2004	March 31, 2003
Supplemental cash flow information

Non-cash activities:

• Increase in fixed assets through a decrease in inventory	40	1,212
• Increase in inventory through a decrease in fixed assets	2,606	13,879
• Increase in inventory through a decrease in undeveloped parcels of lands	10,748	—
• Increase in fixed assets through a decrease in undeveloped parcels of lands	51,501	—
• Increase in intangible assets through a decrease in fixed assets	31	—
• Issuance of credit card receivables	4,368	2,057
• Liquidation of credit card receivables	1,322	1,940
• Increase in non current other receivables through a decrease in inventory	5,890	—
• Increase in other receivables through an increase in taxes payable	3,178	—
• Decrease in short-term and long-term debt through an increase in other liabilities	1,326	—
• Decrease in investments through an increase in mortgages and leases receivables	—	1,970
• Increase in customer advances through a decrease in other liabilities	—	2,862
• Increase in undeveloped parcels of land through a decrease in inventory	—	14,210
• Increase in fixed assets through an increase in mortgages	—	3,989
• Increase in inventory through a decrease in mortgages and leases receivables	—	2,757
• Increase in non current investments through a decrease in non current other receivables	—	117
• Increase in short-term and long-term debt through a decrease in other liabilities	—	35,423
• Increase in investments through a decrease in mortgages and leases receivables	—	762
• Conversion of negotiable obligations into shares	21,969	—

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited consolidated financial statements

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its Balance Sheets at March 31, 2004 and June 30, 2003 and the statements of income and cash flow for the periods ended March 31, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
COMPANIES	March 31, 2004	June 30, 2003	March 31, 2004	June 30, 2003
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Buenos Aires Trade & Finance Center S.A.	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	53,72	54,79	53,72	54,79

b.	Acquisition of related companies

During the year ended at June 30, 2003, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Leñas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million. On March 4, 2003, the Company sold all its shareholding and negotiable obligations in Valle de las Leñas S.A. for US$ 6.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At March 31, 2004 however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Income as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result due to exposure to changes in the purchasing power of the currency

b. Other holding gains and losses arising during the period.

c. Financial results.

Comparative information

Certain amounts in the financials statements al June 30, 2003 and March 31, 2003 were reclassified for disclosure on a comparative basis with those for the period ended March 31, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

a.	Shares of Banco Hipotecario S.A.

The shares of Banco Hipotecario S.A. held by the Company and Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses.

b.	Revenue Recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3: (Continued)

b.	Revenue Recognition (Continued)

•	Leases and services from shopping center operations (Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation, less accumulated amortization.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3: (Continued)

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated into year-end currency. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall, beginning as from the date of inauguration.

•	Advertising expenses

Advertising expenses relate to the Torres de Abasto project and the opening of Abasto Shopping adjusted for inflation at the end of the period. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

•	Investment projects

Investment projects represent expenses primarily related to marketing efforts incurred by Alto Palermo S.A for the selling of merchandise through certain means of communication. These costs are amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall restated for inflation at the end of the period and is amortized using the straight-line method over a five-year period.

Intangible assets include advertising costs incurred by the subsidiary APSA, that cannot be capitalized in accordance with current accounting standards, but which will be amortized in the coming year by the Company through application of transition rules.

The value of these assets, net of the provision recorded, does not exceed the estimated recoverable value at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3: (Continued)

d.	Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated life of 18 years, considering the weighted average of the remaining useful life of identifiable assets of the issuer subject to depreciation.

Additionally, also included was the goodwill from the controlled company APSA, originating from the purchase of shares of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. which is amortized through the straight line method over a period of not more than 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

NOTA 4: SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and Sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Others. As discussed in Note 1, the consolidated financial statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4: (Continued)

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of March 31, 2004:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Income	16,951	10,929	103,398	31,031	—	162,309
Cost	(13,668)	(6,159)	(51,130)	(16,886)	—	(87,843)
Gross income	3,283	4,770	52,268	14,145	—	74,466
Selling expenses	(1,505)	(522)	(7,092)	(3,773)	—	(12,892)
Administrative expenses	(3,959)	(2,890)	(13,617)	(7,832)	—	(28,298)
Net loss in credit card trust	—	—	(159)	—	—	(159)
Results from operations and holding of real estate assets	—	—	—	—	—	—

Operating ( loss) / Income	(2,181)	1,358	31,400	2,540	—	33,117

Depreciation and amortization (b)	(1,349)	4,456	39,736	4,252	—	47,095

Addition of fixed assets and intangible assets	744	48	13,602	959	—	15,353
Non-current investments in other companies	—	—	7,157	15,309	—	22,466
Operating assets	283,760	249,740	974,722	111,953	—	1,620,175
Non- Operating assets	48,419	42,614	62,439	3,885	317,860	475,217
Total assets	332,179	292,354	1,037,161	115,838	317,860	2,095,392
Operating liabilities	8,386	4,995	82,258	7,164	—	102,803
Non-Operating liabilities	134,225	120,598	209,179	38,579	141,656	644,237
Total liabilities	142,611	125,593	291,437	45,743	141,656	747,040

(a) Includes offices, commercial and residential premises.

(b) Included in operating (loss) / income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of March 31, 2003

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Income	44,497	14,498	83,079	26,042	—	168,116
Cost	(43,897)	(7,204)	(48,407)	(14,751)	—	(114,259)
Gross income	600	7,294	34,672	11,291	—	53,857
Selling expenses	(2,766)	(502)	(10,128)	(2,979)	—	(16,375)
Administrative expenses	(4,041)	(2,524)	(12,106)	(7,071)	—	(25,742)
Torres de Abasto unit contracts´rescissions	5	—	—	—	—	5
Net loss in credit card trust	—	—	(3,778)	—	—	(3,778)
Results from operations and holding of real estate assets	10,139	—	—	—	—	10,139

Operating Income	3,937	4,268	8,660	1,241	—	18,106

Depreciation and amortization (b)	3,505	4,916	42,756	4,656	—	55,833

Addition of fixed assets and intangible assets (c)	4,294	49	3,449	5,627	—	13,419
Non-current investments in other companies (c)	—	—	8,527	13,387	—	21,914
Operating assets (c)	299,381	255,890	994,917	112,124	—	1,662,312
Non-operating assets (c)	43,859	37,487	54,029	3,030	252,247	390,652
Total assets (c)	343,240	293,377	1,048,946	115,154	252,247	2,052,964
Operating liabilities (c)	6,562	4,582	69,349	4,664	—	85,157
Non-operating liabilities (c)	154,084	138,190	224,640	42,290	158,085	717,289
Total liabilities (c)	160,646	142,772	293,989	46,954	158,085	802,446

(a) Includes offices, commercial and residential premises.

(b) Included in operating income.

(c) At June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 5: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	1,649	1,166	3,805	1,789
Unearned interest	(18)	(34)	(67)	(194)
Debtors from rent and credit card	39,637	1,628	45,973	1,236
Rent in litigation	22,294	—	22,054	—
Debtors under legal proceedings	1,500	—	2,338	—
Checks to be deposited	9,000	—	6,177	—
Related parties	57	—	137	—
Trade accounts receivable for hotel activities	3,088	—	1,877	—
Less:
Allowance for doubtful accounts	(444)	—	(593)	—
Allowance for doubtful leases	(37,721)	(43)	(46,107)	(54)

	39,042	2,717	35,594	2,777

NOTE 6: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- Current	Current	Non- Current
Asset tax	1,019	51,066	59	48,674
Value Added Tax (VAT)	1,012	1,665	310	2,542
Related parties	245	10	633	17
Guarantee deposits	362	87	890	693
Prepaid expenses	187	—	169	—
Expenses to be recovered	5,354	—	1,989	—
Fund administration	208	—	232	—
Advances to be rendered	4,720	—	824	—
Gross sales tax	346	415	252	318
Deferred income tax	—	60,729	—	66,134
Sundry debtors	2,380	—	2,079	—
Operation pending settlement BH S.A.	85,560	—	40	—
Income tax prepayments and withholdings	1,455	—	983	31
Country club debtors	462	—	462	—
Rebilled condominium expenses	—	—	651	—
Trust accounts receivable	944	2,014	—	433
Tax credit certificates	979	—	2,265	—
Interest rate swap receivable	359	18,790	307	8,172
Mortgages receivables	—	2,208	—	2,208
Present value – other receivables	—	(1,413)	—	(3,106)
Credit from barter of “Edificios Cruceros”	—	5,640	—	—
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Other	185	394	2	18

	105,777	139,397	12,147	123,926

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 7: INVENTORIES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- Current	Current	Non- Current
Dique II	—	—	5,648	—
Minetti “D”	42	—	42	—
Madero 1020	—	—	1,373	—
Rivadavia 2768	116	—	116	—
Sarmiento 517	—	—	245	—
Torres Jardín	245	—	245	—
Abril/Baldovinos	3,554	5,185	5,397	5,822
San Martín de Tours	4,390	—	—	2,945
Benavidez (1)	10,748	—	—	—
Other	181	—	396	—
Torres de Abasto	555	—	555	—
Resale merchandise	77	—	99	—
Bonus merchandise	87	—	105	—
Other properties	465	—	354	—

	20,460	5,185	14,575	8,767

(1)	Through its subsidiary Inversora Bolivar S.A., the Company granted an option to purchase this building, which was exercised in March 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 8: INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2004	June 30, 2003
Current
Cedro (1)	81	128
Lebacs (1)	—	1,361
Bocanova (1)	264	305
Boden (1)	50	1,329
IRSA I Trust Exchangeable Certificate (1)	1,188	1,324
Time deposits and money markets	6,946	27,505
Mutual funds (2)	43,859	102,396
Tarshop Trust (1)	6,116	4,719
Interest “Banco Ciudad de Bs. As. Bond” (1)	13	—
Other investments (1)	31	38

	58,548	139,105

Non-current

Llao – Llao Resorts S.A.	15,309	13,387
Banco de Crédito y Securitización S.A.	7,007	7,007
Banco Hipotecario S.A.	68,596	23,677
Pérez Cuesta S.A.C.I.	5,159	5,628
E-Commerce Latina S.A	1,998	2,899
IRSA I Trust Exchangeable Certificate	5,612	8,777
Tarshop Trust	6,899	2,567
“Banco Ciudad de Bs. As. Bond”	867	—
Art work	37	37
Other	11,138	—

	122,622	63,979

Undeveloped parcels of land:
Constitucion 1111	1,146	1,146
Dique IV	6,160	6,160
Caballito plots of land	13,616	13,616
Padilla 902	71	71
Pilar	3,109	3,109
Torres Jardín IV	2,231	2,231
Puerto Retiro	46,350	46,257
Benavidez (3)	—	10,748
Santa María del Plata	124,699	124,594
Pereiraola	21,875	21,875
Bs. As. Trade and Finance Center S.A	25,973	25,973
Air space Supermercado Coto	9,080	9,080
Caballito	26,000	26,000
Rosario	—	51,501
Neuquén	8,539	8,539
Alcorta Plaza	15,953	15,950
Other parcels of undeveloped land	2,939	2,931

	307,741	369,781

	430,363	433,760

(1)	Not considered as cash for purposes of the unaudited statements of cash flow.
(2)	Ps. 37,939 corresponding to the “Dolphin Fund PLC” at March 31, 2004 not considered as cash for purpose of the statement of cash flow and Ps. 1,721 corresponding to the NCH Development Partner fund at March 31, 2004 not considered as cash for purpose of the statement of cash flows.
(3)	Through its subsidiary Inversora Bolivar S.A., the Company granted an option to purchase this building, which was exercised in March 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9: FIXED ASSETS, NET

The breakdown for this item is as follows:

	March 31, 2004	June 30, 2003
Hotels
Hotel Intercontinental	55,475	57,177
Hotel Libertador	38,264	39,890

	93,739	97,067

Office buildings
Avda. de Mayo 595	4,045	4,112
Avda. Madero 942	1,982	2,006
Edificios costeros (Dique II)	17,696	17,937
Laminar Plaza	27,676	28,021
Libertador 498	35,006	35,444
Libertador 602	2,458	2,488
Madero 1020	3,773	6,433
Maipú 1300	40,227	40,771
Reconquista 823	16,850	17,075
Sarmiento 517	203	166
Suipacha 652	9,801	9,945
Alto Palermo Plaza	—	2
Intercontinental Plaza	62,699	63,728
Costeros Dique IV	17,360	17,566

	239,776	245,694

Commercial real estate
Alsina 934	1,464	1,485
Constitución 1111	397	403

	1,861	1,888

Other fixed assets
Abril	1,916	2,189
Alto Palermo Park	417	420
Thames	3,310	3,650
Other	3,483	3,489

	9,126	9,748

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9: (Continued)

	March 31, 2004	June 30, 2003
Shopping Center
Alto Avellaneda	99,315	105,133
Alto Palermo	233,712	247,477
Paseo Alcorta	69,908	72,690
Abasto	212,713	221,314
Patio Bullrich	123,238	127,803
Buenos Aires Design	23,997	25,840
Alto Noa	22,808	23,810
Rosario	61,986	—
Other properties	10,623	10,743
Other	7,215	8,314

	865,515	843,124

Total	1,210,017	1,197,521

NOTE 10: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- Current	Current	Non- Current
Admission rights	10,276	16,887	7,442	14,044
Leases advances	4,870	10,304	4,183	11,216
Customer advances	2,586	—	1,587	—

	17,732	27,191	13,212	25,260

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 11: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	51,795	—	55,550
Accrued interest- Convertible bond APSA 2006 (1)	1,042	—	2,418	—
Negotiable obligations APSA (2)	24,080	49,567	3,640	73,617
Accrued interest- Negotiable obligations APSA (2)	3,992	—	1,554	—
Bank debts (3)	49,002	56,326	71,138	91,464
Accrued interest - bank debts (3)	228	3,360	3,032	—
Bond 100 M. (4)	—	262,752	—	279,235
Interest-Bond 100 M. (4)	8,113	—	2,765	—
Negotiable obligations 2009 - principal amount (5)	2,673	91,542	—	92,238
Negotiable obligations 2009 - accrued interest (5)	343	5,462	2,677	—
Other	—	—	210	—

	89,473	520,804	87,434	592,104

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company for U$S 30,929 thousand, net of fees and expenses related to issue of debt to be accrued.
(2)	Includes:
(a)	Ps. 49,621 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full, net of issue expenses. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(b)	Ps. 9,785 thousand corresponding to secured general liabilities of APSA originally issued for a value of US$ 40,000 thousand, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized, net of issue expenses. As a detailed on Note 15 the current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(c)	Ps. 15,901 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA), as a detailed on Note 15, net of issue expenses. The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(3)	Includes mainly:
(a)	US$ 20.3 million corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 5 to the unaudited financial statements.
(b)	Ps. 35,553 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 15 to the unaudited consolidated financial statements.
(c)	Ps. 11,804 thousand corresponding to other current bank loans.
(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 5 and 11 to the unaudited financial statements.
(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 10 b. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 12: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	5,647	—	6,625	—
Dividends payable	2,703	—	1,521	1,182
Related parties	2,847	—	3,283	1
Guarantee deposits	532	1,490	726	977
Provision for discounts	9	—	9	—
Provision for lawsuits and contingencies	1,868	4,520	1,170	4,682
Directors´ fees	96	—	7,840	—
Rebilled condominium expenses	278	—	444	—
Directors´ deposits	—	8	—	8
Fund administration	491	—	491	—
Operation pending settlement	16	—	16	—
Collections on behalf of third parties	—	—	5	—
Pending settlements for sales of plots	359	—	113	—
Contributed leasehold improvements	212	743	212	902
Donations payable	2,877	—	4,827	—
Present value – other liabilities	—	(102)	—	(433)
Trust account payable	283	—	—	—
Other	2,099	12	1,454	12

	20,317	6,671	28,736	7,331

NOTE 13: RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

	March 31, 2004	March 31, 2003
Results from transactions related to shares of real estate companies	—	10,139
Results from holding of real estate assets	—	—

(1)	—	10,139

(1)	This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 14: OTHER INCOME, NET

The breakdown for this item is as follows:

	March 31, 2004	March 31, 2003
Other income:
Gain on early redemption of debt	—	12,936
Gain from the sale of fixed assets and intangible assets	134	2,132
Recovery of allowance for doubtful accounts	1,617	—
Other	1,195	685

	2,946	15,753

Other expenses:
Unrecoverable VAT	(534)	(800)
Donations	(395)	(332)
Contingencies for lawsuits	(762)	(3,871)
Debit and credit tax	(640)	(841)
Other	(177)	(3,016)

	(2,508)	(8,860)

Other income, net	438	6,893

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 15: RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated “Planta 1” to Puerto Retiro S.A.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable in the nine month period ended March 31, 2004 it ranged between 5.8700% and 6.0713%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 15: (Continued)

As a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29, October 26, 2002, January 29, April 29, July 29, October 26, 2003, January 26 and April 26, 2004 respectively and the interest installment amounting to US$ 1,015 thousand falling due on July 29, October 26, 2002, January 29, April 29, July 29, October 29, 2003, January 26 and April 26, 2004 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these unaudited consolidated financial statements.

On March 5, 2004, BANKBOSTON N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

Alto Palermo S.A.- Restricted assets.

a)	As of March 31, 2004, Shopping Neuquén S.A. includes Ps. 41,791 in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

c)	At March 31, 2004, the Company holds funds under other current receivables amounting to Ps. 107,922 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal and Ps. 185,424 restricted by the National Court on Civil Matters No. 6, Secretariat 12, in connection with the case “Metal Design SRL against Alto Palermo S.A. (APSA)” due to unpaid invoices.

d)	At March 31, 2004, the shares of Emprendimiento Recoleta S.A. are pledged.

e)	At March 31, 2004 there is a balance of US$ 50 million in the caption other non-current receivables corresponding to funds guaranteeing derivative instruments transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 16: TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the company balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the company balance sheet as a retained interest in transferred credit card receivables. Under these programs, the company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-years revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 102.7 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 14.5 million nominal value subordinated CPs. Ps. 26.7 million 12% fixed-rate interest TDFs and Ps. 22.5 million 18% fixed-rate interest TDFs, and Ps. 17.1 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina except for Ps. 0.4 million, which were acquired by Tarshop S.A. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 1.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 17: PURCHASE OF SHARES AND OPTION OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, granting the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the period. Accordingly, 4,774,000 shares for a total of Ps. 33.4 million were acquired.

Therefore, at the date of issuing these financial statements, the total holding amounted to 20,128,733 shares.

The Board of Directors intends to sell a portion of the shares acquired from Banco Hipotecario S.A (see Note 25).

NOTE 18: IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 18: (Continued)

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE	19: MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A., parties of the first part (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A., party of the second part (hereinafter the “Trustee”), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 19: (Continued)

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also to modify the face of the Participation Certificates Class D, with the new face value being Ps. 10,321,280.

At March 31, 2004, the Exchangeable Class C and D Participation Certificates amounted to thousand Ps. 5,659 in IRSA, thousand Ps. 948 in Inversora Bolívar S.A., and thousand Ps. 233 in Baldovinos S.A. Class A and B Certificates are totally amortized at the closing of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 20: CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a)	The capital reduction of Palermo Invest S.A. by thousand Ps. 37,169.

b)	The unanimous approval of Palermo Invest S.A.’s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect.

c)	The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called “IRSA Dividend Right”), in such a way that GSEM will have the right to collect all the dividends that may be approved (called “GSEM Dividend Right”), with the scope defined in point g).

d)	The Company’s obligation to pay a total amount of thousand US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e)	The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A.. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA’s shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA’s shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f)	GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 20: (Continued)

g)	Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

At 30 June 2003, the Company has settled all the installments referred to in item d) amounting to a total of Ps. 39,208 thousand, recording a profit of Ps. 25,962 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these unaudited financial statements, the aspects referred to in items c), e), f) and g) are null and void.

NOTE 21: DERIVATIVE INSTRUMENTS

The Company uses certain financial instruments to reduce its global financing costs. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments

•	Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the period.

In order to minimize its financing costs and manage interest rate exposure, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed- rate debt to peso-denominated floating rate debt.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 21: (Continued)

At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturity in April 2005, which as of March 31, 2004 has a fair value of US$ 43.43 million. Any difference payable or receivable is accrued and recorded as an adjustment to disbursements for interest in the Statement of Income. During the periods ended March 31, 2004 and 2003, APSA recognized a gain of Ps. 13.9 million and of Ps. 53.3 million, respectively.

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

•	Options contracts to purchase metals

In December 2003, Ritelco S.A. acquired gold and silver purchase contracts maturing in February and March 2004. Both operations were settled upon maturity and, consequently, the Company does not hold derivative instruments at year-end. In accordance with its risk administration policies, the Company enters into future metal contracts for speculative purposes.

The result from both future metal operations at March 31, 2004 amounts to Ps. 4.4 million which equals to US$ 1.5 million and are recorded in the line “Financial results generated by assets” in the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2003, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of Ps. 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes will be converted at the option of each holder into ordinary book entry shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22: (Continued)

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

The Company applied the funds obtains from the offering of securities to payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiables obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At March 31, 2004, third party holders of Convertible Negotiable Obligations to ordinary Company shares, have exercised their right to convert them for a total US$ 930,590, generating the issuing of 27,568,130 ordinary shares with a face value of Ps. 0.1 each. As a result of conversions, the Company has recorded a loss of Ps. 11.8 million arising from 1.73 % dilution of its shareholding in APSA, which is disclosed in the “Net loss in related companies” line in the consolidated Statement of Income.

The total amount of Convertible Negotiable Obligations at March 31, 2004 was US$ 49.07 million.

NOTE 23: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business. Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps. 10 million, according to their respective shareholdings.

In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 24: EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Negotiable Obligations convertible into Ordinary Shares of the Company for a nominal value of up to US$ 100,000,000, mentioned in Note 11 to the unaudited financial statements, exercising their right to convert the bonds held by them into shares.

Weighted average outstanding shares total 213,469.

Conversion of securities into debt.

Weighted average diluted ordinary shares total 561,251.

Below is a reconciliation between net income used for calculation of the basic and diluted earnings per share.

	31.03.04	31.03.03
Result for calculation of basic earnings per share	45,231	265,871
Exchange difference	6,560	(55,000)
Interest	16,741	9,072
Income tax	—	16,075

Result for calculation of diluted earnings per share	68,532	236,018

Net basic earnings per share	0.206	1.271
Net diluted earnings per share	0.123	0.601

NOTE 25: SUBSEQUENT EVENTS

On May 7, 2004, Ritelco S.A. sold a participation of 2,444,571 shares of Banco Hipotecario S.A. to IFIS at a unit price of Ps. 7.0. The total amount of the operation is US$ 6.0 million and generated a loss of Ps. 1.6 million.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the nine-month period ended as of

March 31, 2004

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the Company:	IRSA Inversiones y Representaciones S.A.

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements at March 31, 2004

compared with the same period of the previous year

Stated in thousand of pesos

Fiscal year No. 61 beginning July 1º, 2003

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 9)
		In thousands of pesos
Type of stock	Authorized for Public Offer of Shares	Subscribed	Paid up
Common stock,1 vote each	238,252,537	238,253	238,253

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2004 and June 30, 2003

In thousand of pesos (Note 1)

	March 31, 2004	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)	19,282	54,569
Investments (Schedules C, D and G)	17,498	79,569
Mortgages and leases receivables (Note 2)	3,325	2,889
Other receivables (Note 3 and Schedule G)	74,180	20,035
Inventories (Note 4)	5,096	8,172

Total Current Assets	119,381	165,234

NON-CURRENT ASSETS
Mortgages receivables (Note 2)	73	256
Other receivables (Note 3 and Schedule G)	74,326	87,443
Inventories (Note 4)	304	3,382
Investments, net (Schedules C, D and G)	971,469	883,664
Fixed assets, net (Schedule A)	181,037	185,854
Intangible assets, net (Schedule B)	—	—

Total Non-Current Assets	1,227,209	1,160,599

Total Assets	1,346,590	1,325,833

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Schedule G)	1,766	2,323
Mortgages payable (Schedule G)	2,144	2,100
Customer advances	710	899
Short - term debt (Note 5 and Schedule G)	12,985	38,581
Salaries and social security payable	575	559
Taxes payable (Schedule G)	5,341	3,011
Other liabilities (Note 6 and Schedule G)	2,336	10,495

Total Current Liabilities	25,857	57,968

NON-CURRENT LIABILITIES
Long - term debt (Note 5 and Schedule G)	419,442	457,838
Customer advances	—	18
Taxes payable	45	74
Other liabilities (Note 6 and Schedule G)	1,154	749

Total Non-Current Liabilities	420,641	458,679

Total Liabilities	446,498	516,647

SHAREHOLDERS ‘EQUITY (As per relevant statement)	900,092	809,186

Total Liabilities and Shareholders’ Equity	1,346,590	1,325,833

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Note 1)

	March 31, 2004	March 31, 2003
Sales, leases and services	20,861	36,213
Cost of sales, leases and services (Schedule F)	(16,502)	(31,715)

Gross income	4,359	4,498
Selling expenses (Schedule H)	(1,011)	(1,394)
Administrative expenses (Schedule H)	(6,533)	(5,949)

Subtotal	(7,544)	(7,343)
Results from operations and holding of real estate assets	—	10,141

Operating results	(3,185)	7,296
Financial results generated by assets:
Interest income	8,143	1,849
Exchange gain (loss)	12,413	(60,537)
Loss on exposure to inflation	—	(10,790)
Gain on financial operations	20,082	12,008
Interest on discount of assets	697	—

Subtotal	41,335	(57,470)
Financial results generated by liabilities:
Discounts	7,235	26,154
Exchange (loss) gain	(10,476)	200,572
Gain on exposure to inflation	—	2,621
Interest on discount of liabilities	17	31,233
Financial expenses (Schedule H)	(29,747)	(34,040)

Subtotal	(32,971)	226,540

Financial results, net	8,364	169,070
Equity in earnings of controlled and affiliated companies (Note 8 c.)	44,091	42,237
Other expenses, net (Note 7)	(1,024)	(1,619)

Income before tax	48,246	216,984
Income tax and asset tax ( Notes 1.6 m., n. and 12)	(3,015)	48,887

Income for the period	45,231	265,871

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Note 1)

Items	Shareholders’ contributions						Reserved Earnings	Retained deficit	Total as of March 31, 2004	Total as of March 31, 2003
	Common Stock	Treasury stock	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in- capital	Total	Legal reserve
Balances as of beginning of year	212,013	—	274,387	—	569,489	1,055,889	19,447	(266,150)	809,186	522,720
Issuance of common stock	26,240	—	—	—	19,435	45,675	—	—	45,675	—
Income for the period	—	—	—	—	—	—	—	45,231	45,231	265,871

Balances as of March 31, 2004	238,253	—	274,387	—	588,924	1,101,564	19,447	(220,919)	900,092	—

Balances as of March 31, 2003	212,000	—	274,387	—	569,481	1,055,868	19,447	(286,724)	—	788,591

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Note 1)

	March 31, 2004	March 31, 2003
CHANGES IN CHASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	120,292	5,034
Net (decrease) increase in cash and cash equivalents	(99,314)	139,103

Cash and cash equivalents as of end of period	20,978	144,137

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the period	45,231	265,871
Plus (less) income tax and asset tax accrued for the period	3,015	(48,887)
Adjustments to reconcile net income to cash flow from operating activities:
• Equity in earnings of controlled and affiliated companies	(44,091)	(42,237)
• Allowances and provisions	58	169
• Amortization and depreciation	3,761	5,600
• Financial results	(26,921)	(213,125)
Changes in assets and liabilities:
• Decrease (Increase) in current investments	9,517	(4,572)
• Increase in non-current investments	(610)	(24,671)
• Decrease in mortgages and leases receivables	100	6,265
• Decrease in other receivables	7,526	18,090
• Decrease in inventory	2,829	18,889
• (Decrease) Increase in taxes payable, salaries and social security and customer advances	(4,412)	2,037
• Decrease in accounts payable	(557)	(1,013)
• Increase in accrued interest	11,045	17,158
• (Decrease) Increase in other liabilities	(7,942)	1,956

Net cash (used in) provided by operating activities	(1,451)	1,530

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	1,047	10,343
• Increase interest in subsidiary companies	(42,040)	(20,641)
• Purchase of shares and options of Banco Hipotecario S.A.	(77,873)	—
• Sale of shares of Banco Hipotecario S.A.	35,656	—
• Purchase of Alto Palermo S.A. shares	(2,952)	—
• Sale of Alto Palermo S.A. shares	3,273	—
• Loans received (granted) to related parties	13,367	(32,057)
• Purchase and improvements of undeveloped parcels of land	(105)	(78)
• Purchase and improvements of fixed assets	(753)	(3,923)
• Dividends collected	5,464	—

Net cash used in investing activities	(64,916)	(46,356)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	—	356,295
• Payment of short-term and long-term debt	(55,503)	(171,181)
• Payment for seller financing	(1,150)	(1,185)
• Issuance of common stock	23,706	—

Net cash (used in) provided by financing activities	(32,947)	183,929

Net (decrease) increase in cash and cash equivalents	(99,314)	139,103

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos (Note 1)

	March 31, 2004	March 31, 2003
Supplemental cash flow information
Non-cash activities:

• Increase in inventory through a decrease in fixed assets	2,606	12,013
• Increase in fixed assets through a decrease in inventory	40	153
• Increase in undeveloped parcels of land through a decrease in inventory	—	25,319
• Decrease in other receivable for APSA bond	—	81,967
• Decrease in short and long term debt through an increase in other payable	1,326	—
• Increase in inventory through a decrease in mortgages receivables	—	896
• Decrease in non-current investments through an increase in other receivables	2,220	—
• Increase in non-current investments through a decrease in other receivables	—	456
• Increase in other current receivables through an increase in current taxes payable	2,854	—
• Increase in fixed assets through an increase in mortgages payable	—	931
• Increase in other non-current receivables through a decrease in inventory	5,890	—
• Conversion of negotiable obligations into shares	21,969	—
• Decrease in short-term and long-term debt through a decrease in other receivables	—	7,417
• Increase in non-current investments through a decrease in other receivables	14,200	—

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine – month periods beginning on

July 1, 2003 and 2003

and ended March 31, 2004 and 2003

In thousand of pesos

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16: “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for TR 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission has adopted the mentioned Technical Pronouncements, incorporating certain amendments, to be in effect as from years commenced on January 1, 2003.

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21: “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Pronouncement and the modifications it incorporates, became effective for financial years beginning as from April 1, 2003. Furthermore, the National Securities Commission has adopted it, making certain changes and establishing that it is applicable as from fiscal years commenced on April, 2004, accepting advance application.

The principal changes incorporated by the new Technical Pronouncements, which have had a material effect on the financial statements of the Company, are as follows:

•	Incorporation of strict guidelines for purposes of comparison against recoverable values.

•	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

•	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

•	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be adopted. Furthermore, receivables and payables were recognized in general at their discounted values.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

•	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

•	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.

•	Change of method for recognition of business combinations (acquisitions, pooling of interests, spin-offs and mergers).

•	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

A detail of effect on results at March 31, 2003 from application of the new accounting standards is included in the following table:

Item	Effect on results at 31.03.03 (comparative) Ps.
Recording of adjustment and prior years’ results in subsidiaries and related companies under long-term investments (*)	(3,401)
Application of the deferred tax method (vs. current tax)	49,931
Discount of liabilities	21,713

Total	68,243

(*)	Related to the application of the deferred tax method (vs. current tax) and recognition of financial derivatives at estimated settlement cost.

1.2. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The unaudited financial statements corresponding to the nine-month periods ended March 31, 2004 and 2003 have not been audited.

Company Management estimates that all the necessary adjustments have been made to reasonably present the results of each period.

The results for the nine-month periods ended March 31, 2004 and 2003, do not necessarily reflect proportionately the Company’s results for the complete financial years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.3. Use of estimations

The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

1.4. Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002 in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been re-established, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At March 31, 2004 this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Income as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result of exposure to changes in the purchasing power of the currency.

b. Other holding gains and losses arising during the period.

c. Financial results.

1.5. Comparative information

According to the new Technical Pronouncements mentioned in Point 1.1, the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Certain amounts in the financial statements at March 31, 2003 and June 30, 2003 were reclassified for disclosure on a comparative basis with those for the current period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Income under Financial results, net.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2003 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits were valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, shares and mutual funds were valued at their net realization value.

Participation certificates class C in the IRSA I financial trust were valued at acquisition cost plus accrued interest.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

At June 30, 2003 certain financial loans were valued at their discounted value, calculated at the rate accepted by the creditor to receive advance payment, as the Company settled the loan before maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

f.	Other receivables and payables

Sundry receivables and payables (Asset tax, corporations sect. 33 Law No. 19.550, deposits in guarantee, accounts receivable in trust and customer advances) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively. Deferred tax assets and liabilities have not been discounted.

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Credits in kind:

Right to receive goods to be produced:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable.

Liabilities in kind:

Obligation to deliver assets to be manufactured:

Units committed for delivery related to the property identified as “San Martín de Tours” were valued at the higher of the value of the sums received or the production cost of the assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

Stock exchange transactions to be settled:

Stock exchange transactions to be settled have been valued according to the accounting measuring standards corresponding to assets receivable.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended at March 31, 2004 and the year ended at June 30, 2003.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

At March 31, 2004, the Company had not set up an allowance for impairment of value of Inventories.

At the end of the previous fiscal year, as mentioned in Note 1.6.o., the Company set up allowances for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed estimated recoverable value.

i.	Long -term investments

i.a. Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

i.b. Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Schedule C, except for investments in Banco de Crédito y Securitización S.A. and in Banco Hipotecario S.A., which do not exceed 20% of the capital stock, were valued by the equity method of accounting based on the financial statements at March 31, 2004 issued by them.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired and goodwill related to the subsidiary Alto Palermo S.A.

The investments for less than 20% of the capital stock of corporations in which the Company does not exercise significant influence are generally recognized at market value, with the resulting income or losses being recorded in profit and loss accounts or at restated purchase cost if no market value exists.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the period, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At March 31, 2004, the Company had not set up an impairment of value of undeveloped parcels of lands.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

As mentioned in Note 1.6.o., at June 30, 2003 the Company recognized an impairment in connection with certain parcels of undeveloped land (identified as Padilla 902, Pilar, Constitución 1111). Furthermore, at June 30, 2003 the allowance set up on Santa María del Plata amounting to Ps. 8,528 has been reversed.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value.

•	Rental properties

Rental properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended March 31, 2004 and the year ended June 30, 2003.

At March 31, 2004 the company had not set up an impairment of value of fixed assets.

As mentioned in Note 1.6.o., at June 30, 2003, the Company recognized an impairment on certain rental property (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517).

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended March 31, 2004 and the year ended June 30, 2003 were not material.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets are carried at cost, adjusted for inflation at the end of the period as defined in Note 1.4., less accumulated amortization.

Intangible assets accounting value, does not exceed estimated recoverable value.

•	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of redemption of this notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under financial results in the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At March 31, 2004, the Company estimated asset tax recognizing under other receivables (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensed the balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the period. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows.

For contingencies and sundry risks: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issue of these unaudited financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4.

The “Common stock” account was stated at historical nominal value. The difference between value stated in constant currency and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

q.	Results for the period

The results for the period are shown as follows:

Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.4.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the income - (loss) of such companies.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 165 thousand and Ps. 119 thousand for the periods ended March 31, 2004 and 2003, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Financial derivatives

The Company uses various financial derivatives as a complement to reduce its global financial costs.

The Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line bases over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

w.	Result from operations and holding of real estate

The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

x.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

NOTE 2: MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	1,065	73	841	256
Debtors under legal proceedings	1,201	—	1,488	—
Related parties (Note 8 a.)	1,991	—	1,508	—
Less:
Allowance for doubtful accounts (Schedule E)	(932)	—	(948)	—

	3,325	73	2,889	256

As of March 31, 2004 and June 30, 2003, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 3: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- current	Current	Non- current
Asset tax (Note 1.6.n.)	—	19,155	2	18,235
Value Added Tax (VAT)	5	—	193	—
Related parties (Note 8 a.)	10,086	10	15,959	20,383
Guarantee deposits	—	38	—	38
Expenses to recover	4,232	—	1,059	—
Gross sales tax	5	—	4	—
Income tax prepayments and withholdings	14	—	5	—
Operating pending settlement BH S.A.	58,627	—	40	—
Trust accounts receivable	—	361	—	361
Credit Fiscal Certificates	979	—	2,265	—
Present Value	—	(809)	—	(1,505)
Deferred income tax (Note 12)	—	49,931	—	49,931
Credit from barter of “Edificios Cruceros” (1)	—	5,640	—	—
Other	232	—	508	—

	74,180	74,326	20,035	87,443

(1)	Secured with first mortgage in favor of the Company.

NOTE 4: INVENTORIES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- current	Current	Non- current
Real estate for sale	5,096	304	8,172	3,382

	5,096	304	8,172	3,382

The value recorded at March 31, 2004 and June 30, 2003 includes the valuation allowance, as mentioned in Note 1.6.o.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5: SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- current	Current	Non- current
Bank loans (2)	1,645	56,326	30,464	86,365
Bank loans - Accrued interest (2)	211	3,360	2,509	—
Negotiable Obligations – 2009 principal amount (3)	2,673	91,542	—	92,238
Negotiable Obligations - 2009 -accrued interest (3)	343	5,462	2,677	—
Convertible Negotiable Obligations - 2007 (1)	8,113	262,752	2,765	279,235
Other financial loans	—	—	166	—

	12,985	419,442	38,581	457,838

In November 2002 the Company refinanced financial loans amounting to US$ 103.4 million. The new conditions are substantially different from the original conditions, and therefore the Company has written off the original loans and recognized a new debt discounted at a rate reflecting the market appraisals on the money time value and risks inherent to the debt. Accordingly, at March 31, 2003, the Company has recognized net income amounting to Ps. 38.2 million, resulting from considering the difference between the discounted value of the new debts at the market rate (8% p.a.) and the book value of refinanced debts at the moment of refinancing.

1.	According to Note 11, these tally with the convertible negotiable obligations to stock (CNB) for a total amount of US$ 100 million which as of the current date amounts to US$ 92.5 million, net of issue expenses.
2.	Corresponds an unsecured loan for a total of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Consequently, at March 31, 2004, principal (net of interest to be accrued at a market rate of 8% p.a.) amounts to US$ 20.3 million.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	Corresponds with the Negotiable Bonds secured by the assets described in Note 10.b. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at March 31, 2004 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 6: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2004		June 30, 2003
	Current	Non- current	Current	Non- current
Seller financing	—	—	1,099	—
Related parties (Note 8 a.)	1	—	426	—
Guarantee deposits	375	1,232	474	807
Provision for discounts (Schedule E)	3	—	3	—
Provision for lawsuits (Schedule E)	279	—	247	—
Directors´ fees	—	—	4,674	—
Directors’ deposits	—	8	—	8
Fund administration	1	—	—	—
Operating pending settlement	—	—	1	—
Donations payable	1,469	—	3,269	—
Trust account payables	92	—	—	—
Collections on behalf of third parties	—	—	5	—
Present Value	—	(86)	—	(66)
Other	116	—	297	—

	2,336	1,154	10,495	749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2004	March 31, 2003
Other income:
Results from sale of fixed assets	62	1
Other	129	64

	191	65

Other expenses:
Unrecoverable VAT	(345)	(464)
Donations	(262)	(326)
Debit and credit tax	(452)	(528)
Lawsuits	(32)	(166)
Other	(124)	(200)

	(1,215)	(1,684)

Total other expenses, net	(1,024)	(1,619)

NOTE 8: BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a. The balances as of March 31, 2004 and June 30, 2003 with controlled, affiliated and related companies are as follows:

	March 31, 2004	June 30, 2003
Abril S.A. (1)
Current mortgages and leases receivables	—	3

Alternativa Gratis S.A. (4)
Current mortgages and leases receivables	4	5

Alto Palermo S.A. (1)
Current mortgages and leases receivables	148	2
Other current receivables	1,945	2,048
Current accounts payable	70	120
Other current liabilities	1	1

Altocity.Com S.A. (4)
Current mortgages and leases receivables	2	92
Other current receivables	—	26

Baldovinos S.A. (1)
Current mortgages and leases receivables	325	613

Banco Hipotecario S.A. (4)
Non-current investments	16,466	7,793
Operating pending settlement	58,627	—

Banco de Crédito y Securitización S.A (4)
Non-current investments	7,007	7,007

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:

a.(Continued)

	March 31, 2004		June 30, 2003

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	38		1
Other current receivables	—		188
Current accounts payable	5		62

Dolphin Fund Management S.A. (4)
Current mortgages and leases receivables	—		22
Other current receivables	—		19
Current accounts payable	—		109

Fibesa S.A. (4)
Other current receivables	—		9

Current accounts payable	2		2

Hoteles Argentinos S.A. (1)
Current accounts payable	2		2

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	1,458		732
Other current receivables	648		1,336
Current accounts payable	14		98
	a	)

Llao Llao Resorts S.A. (3)
Other current liabilities	—		425

Palermo Invest S.A. (1)
Other current receivables	4,731		2,366
Other non-current receivables	—		2,366

Advances employees (4)
Managers, Directors and other current Staff of the Company	98		95
Managers, Directors and other non- current Staff of the Company	10		14

Red Alternativa S.A. (4)
Current mortgages and leases receivables	6		34
Other current receivables	—		3

Ritelco S.A. (1)
Other current receivables	—		7,344
Other non-current receivables	—		18,003

SAPSA (4)
Other current receivables	2,664		2,465

Tarshop S.A. (4)
Current mortgages and leases receivables	10		4
Other current receivables	—		60

(1)	Subsidiary.
(2)	Shareholder.
(3)	Equity investee
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8: (Continued)

b.	Results on controlled, affiliated and related companies during the periods ended March 31, 2004 and 2003 are as follows:

	Period	Sales and service fees	Leases	Holding results	Recovery of expenses	Interest Earned	Interest Lost
Related parties

Alto Palermo S.A.	2004	565	—	—	—	145	—
	2003	—	—	—	—	1,914	—
Altocity.Com S.A.	2004	42	100	—	—	—	—
	2003	—	73	—	—	—	—
Alternativa Gratis S.A.	2004	29	—	—	—	—	—
	2003	—	—	—	—	—	—
Cresud S.A	2004	323	—	—	—	—	—
	2003	—	—	—	—	—	197
Econentworks Argentina S.A.	2004	—	—	—	—	—	—
	2003	—	—	—	—	—	—
Red Alternativa S.A.	2004	13	112	—	—	—	—
	2003	—	85	—	44	—	—
Tarshop S.A.	2004	101	48	—	—	—	—
	2003	—	27	—	—	—	—
Dolphin Found Management S.A.	2004	18	—	2,041	—	2	—
	2003	—	—	—	—	—	32
Abril S.A.	2004	13	—	—	—	—	—
	2003	13	—	—	—	—	—
Llao Llao Resorts S.A.	2004	—	28	—	—	—	—
	2003	—	—	—	—	—	34
Inversora Bolívar S.A.	2004	1,072	126	—	—	—	—
	2003	—	—	—	580	—	—
Valle de las Leñas S.A.	2004	—	—	—	—	—	—
	2003	—	—	—	—	76	—
Shopping Alto Palermo S.A.	2004	—	—	—	—	199	—
	2003	—	—	—	—	66	—
Banco Hipotecario S.A.	2004	—	—	16,866	—	—	—
	2003	—	—	—	—	—	—
Ritelco S.A.	2004	—	—	—	—	659	—
	2003	—	—	—	—	—	—
Personal loans	2004	—	—	—	—	4	—
	2003	—	—	—	—	14	—

Total 2004		2,176	414	18,907	—	1,009	—

Total 2003		13	185	—	624	2,070	263

c.	The composition of intercompany gain is as follows:

	Income
	March 31, 2004	March 31, 2003
Equity in earnings of controlled and affiliated companies	43,077	42,227
Amortization of intangible assets and investments	1,014	10

	44,091	42,237

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9: COMMON STOCK

a.	Common stock

As of March 31, 2004, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash (1)	20	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash (1)	4,013	Board of Directors´ Meeting (3)	03.31.2004	Pending

	238,253

The Ordinary and Extraordinary Shareholder’s Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders’ holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

(1)	The shares were issued after the date of closing of the financial statements.
(2)	Conversion of negotiable obligations mentioned in Note 11.
(3)	Exercise of options mentioned in Note 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9: (Continued)

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the periods ended March 31, 2004 and 2003 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d.	Non-contributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Non-contributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of nine years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At March 31, 2004, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: RESTRICTED ASSETS

b)	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant.

c)	The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 5.3. By means of Minutes No. 1445 dated August 14, 2003 of the Board of Directors´ Meeting, it was resolved to lift and release the mortgages on these properties, substituting them for new mortgages on the following properties: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dique IV.

d)	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

NOTE 11: CONVERTIBLE NEGOTIABLE OBLIGATION

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11: (Continued)

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from US$ 0.5571 to US$ 0.54505 and the price of execution of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

The convertible negotiable bonds were underwritten in full and were paid in cash and assigned to restructure or partially settle the Company´s financial debt al the time of such subscription. Consequently, Note 5 of the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

On March 31, 2004, holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 7.5 million, giving rise to the issuing of 13,746,921 ordinary shares of Ps. 1 face value each as disclosed in Note 9.

Furthermore, at March 31, 2004, options to subscribe Company shares amounting to US$ 8.2 million were exercised, giving rise to the issue of 12,506,343 ordinary shares of Ps. 1 par value each, as mentioned in Note 9.

The total amount of Convertible Negotiable Obligations at March 31, 2004 is US$ 92,507,920.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities

Investments	1,968	(11,345)	(9,377)
Trade receivables	207	63	270
Other receivables	469	(194)	275
Inventories	100	526	626
Fixed assets	(28)	(483)	(511)
Intangible assets	8	—	8
Tax loss carryforwards	68,466	10,603	79,069
Financial debt	11,092	(4,003)	7,089
Other debt	1,837	(1,698)	139
Provisions	87	11	98
Allowances for deferred assets	(34,275)	6,520	(27,755)

Total non-current	49,931	—	49,931

Total net deferred assets	49,931	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931 thousand.

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the periods ended March 31, 2004 and 2003, respectively:

Items	31.03.04 Ps.	31.03.03 Ps.
Result for the period (before income tax)	48,246	216,984
Current income tax rate	35%	35%

Result for the period at the tax rate	16,886	75,944
Permanent differences at the tax rate:
— Restatement into uniform currency	(15,419)	(26,801)
— Donations	92	—
— Amortization of goodwill	9	123
— Equity in earnings of controlled and affiliated companies	3,177	(8,066)
— Holding result on Participation Certificates F.F.	(88)	(19)
— Expired tax loss carryforward	—	557
— Cost of sale ARSA / BARSA	—	(39)
— Directors´ Fees	(9)	218
— Sundry permanent differences	1,872	—
Recovery of allowance for deferred assets.	(6,520)	(91,848)

Total income tax charge for the period (*)	—	(49,931)

Difference	—	—

(*)	Difference with the income tax charge of the Statements of Income belongs to asset tax charge.

Unexpired income tax loss carryforward pending use at the end of the period amount to Ps. 225,911 thousand according to the following detail:

Generated in	Amount Ps.	Year of expiry
2002	211,160	2007
2004	14,751	2009
Total tax loss carryforward	225,911

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the nine – month period beginning on

July 1, 2003

and ended March 31, 2004

compared with the year ended June 30, 2003

In thousand of pesos

Schedule A

					Depreciation
						For the period/year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year/period	Accumulated as of beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated as of the year/ period end	Net carrying Value as of March 31, 2004	Net carrying value as of June 30, 2003
Furniture and fixtures	1,514	—	—	1,514	1,512	—	20	—	1,512	2	2
Computer equipment	4,193	130	—	4,323	3,983	—	33.33 / 20	190	4,173	150	210
Leasehold improvements	5,692	614	—	6,306	3,902	—	10	457	4,359	1,947	1,790
Real Estate:
Alsina 934	1,776	—	—	1,776	291	—	2	21	312	1,464	1,485
Av. de Mayo 595	5,586	—	—	5,586	1,474	—	2	67	1,541	4,045	4,112
Av. Madero 942	2,462	—	—	2,462	456	—	2	24	480	1,982	2,006
Constitución 1111	584	—	—	584	181	—	2	6	187	397	403
Costeros Dique IV	18,190	—	—	18,190	624	—	2	206	830	17,360	17,566
Dique 2M10 (1I)Edif.A	19,050	—	—	19,050	1,113	—	2	241	1,354	17,696	17,937
Laminar Plaza	29,948	—	—	29,948	1,927	—	2	345	2,272	27,676	28,021
Libertador 498	41,443	9	—	41,452	5,999	—	2	447	6,446	35,006	35,444
Libertador 602	2,866	—	—	2,866	378	—	2	30	408	2,458	2,488
Madero 1020	7,801	—	(3,171)	4,630	1,368	(565)	2	54	857	3,773	6,433
Maipú 1300	47,246	—	—	47,246	6,475	—	2	544	7,019	40,227	40,771
Reconquista 823	20,813	—	—	20,813	3,738	—	2	225	3,963	16,850	17,075
Sarmiento 517	217	40	—	257	51	—	2	3	54	203	166
Suipacha 652	13,249	—	—	13,249	3,304	—	2	144	3,448	9,801	9,945

Total as of March 31, 2004	222,630	793	(3,171)	220,252	36,776	(565)	—	3,004	39,215	181,037	—

Total as of June 30, 2003	238,192	5,069	(20,631)	222,630	33,884	(1,147)	—	4,039	36,776	—	185,854

(1)	The accounting application of the depreciation for the period is set forth in Schedule H,

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the nine-month period beginning on

July 1, 2003

and ended March 31, 2004

compared with the year ended June 30, 2003

In thousand of pesos

Schedule B

Items	Values of origin				Amortization					Net carrying value as of
	Balances as of beginning of year	Additions	Deductions	Balances as of end of the period / year	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the period / year	March 31, 2004	June 30, 2003
Development property expenses	177	—	—	177	177	—	—	—	177	—	—

Deferred financing cost	3,216	—	—	3,216	3,216	—	—	—	3,216	—	—

Total as of March 31, 2004	3,393	—	—	3,393	3,393	—	—	—	3,393	—	—

Total as of June 30, 2003	3,655	13	(275)	3,393	1,630	—	—	1,763	3,393	—	—

(1)	The accounting application of the amortization for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2004 and June 30, 2003

In thousand of pesos

Schedule C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of March 31, 2004	Value as of June 30, 2003	Issuer’s information (1)					(1) Interest in capital stock
							Main Activity	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders´ equity
Current Investment

Boden (2)	Ps.	0,001	5,225	0.0017	9	10

Cedro (2)	Ps.	0,001	81,771	0.0010	81	128

Total current investments as of March 31, 2004					90	—

Total current investments as of June 30, 2003					—	138

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2004 and June 30, 2003

In thousand of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at March 31, 2004	Value Recorded at June 30, 2003

Non-current investments

Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000 —	1,320 — —		(38,531 25,769 14,089)	(37,939 25,559 14,089)

Pereiraola S.A. I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv. Value	0.001 —	50,000 —		125 1,226 7,553	181 1,161 7,553

Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	6,000		(5,881 11,564)	(5,414 11,564)

Palermo Invest S.A.	Common 1 vote Lower Value Purchase expenses	0.001	52,170,000		130,161 (601 509)	129,424 (614 518)

Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001 —	7,909,272 —		229 3,531 2,010 48	1,053 3,531 2,073 50

Alto Palermo S.A. (ex SAMAP) (1)	Common 1 vote Goodwill	0,001	39,088,492		406,326 (25,899)	416,061 (21,695)

Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc.. Contrib. P. expenses	0.001 —	12,000 —		5,663 21,601 143	5,667 21,401 143

Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. P. expenses	0.001 —	5,878,940 —		12,690 2,397 222	10,761 2,397 229

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		7,007	7,007

Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		89,502 27,340	38,955

Banco Hipotecario S.A – shares	Common 1 vote	0.001			16,466	7,793

Total as of March 31, 2004					715,259	—

Total as of June 30, 2003					—	641,508

	Issuer’s information						Interest in Capital Stock
Issuer and types of securities	Main Activity	Corporate domicile	Last financial statement
			Date	Capital stock (Par value)	Income (loss) for the period	Shareholders’ equity
Non-current investments

Abril S.A.	Building, development and administration of country club	Bolívar 108 1° floor Buenos Aires	03.31.2004	13,200	(1,131)	47,127		50%

Pereiraola S.A. I.C.I.F.y A	Real estate and financing	Bolívar 108 1° floor Buenos Airea	03.31.2004	100	(110)	2,702		50%

Baldovinos S.A.	Real estate and building	Bolívar 108 1° floor Buenos Airea	03.31.2004	12	(818)	11,440		50%

Palermo Invest S.A.	Investment	Bolívar 108 1° floor Buenos Aires	03.31.2004	78,251	1,106	195,233		66.6700%

Hoteles Argentinos S.A.	Hotel Libertador explotation	Av. Córdoba 680 Buenos Aires	03.31.2004	9,887	(1,031)	4,699		79.9999%

Alto Palermo S.A. (ex SAMAP) (1)	Real estate investments	Moreno 877 22° Floor Buenos Aires	03.31.2004	72,757	4,784	756,309		53.7248%

Buenos Aires Trade and Finance Center S.A.	Real estate investments	Bolívar 108 1° floor Buenos Aires	03.31.2004	12	(4)	27,264		100%

Llao – Llao Resort S.A	Hotel Llao-Llao explotation	Florida 537 Floor 18 Buenos Aires	03.31.2004	11,757	3,858	29,729		50%

Banco de Crédito y Securitización S.A.	Banking		03.31.2004	62,500	7,378	104,438		5.1000%

Ritelco S.A.	Investments	Gabriel Otero 6462, Montevideo	03.31.2004	66,970	50,546	116,842		100%

Banco Hipotecario S.A – shares	Banking		03.31.2004				(2)	1.4000%
Total as of March 31, 2004
Total as of June 30, 2003

(1)	Quotation price of APSA´s shares at March 31, 2004 is Ps. 3.28

Quotation price of APSA´s shares at June 30, 2003 is Ps. 2.50

(2)	Additionaly, the Company holds a 5.14% of Banco Hipotecario S.A. shares that are included in other receivables caption within the line “Operating pending settlement B.H. S.A.”.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of March 31, 2004 and June 30, 2003

In thousand of pesos

Schedule D

Items	Value as of March 31, 2004	Value as of June 30, 2003
Current Investments
Time deposits	1,414	5
Mutual funds (1)	13,215	74,508
Convertible Bond APSA 2006 – Accrued interest (2)	1,783	3,814
Interest “Banco Ciudad de Buenos Aires Bond” (2)	13	—
IRSA I Trust Exchangeable Certificates (2)	983	1,104

Total current investments as of March 31, 2004	17,408	—

Total current investments as of June 30, 2003	—	79,431

Non-current investments
Constitución 1111	1,146	1,146
Dique IV	6,160	6,160
Padilla 902	71	71
Pilar	3,109	3,109
Santa María del Plata	124,699	124,594
Terrenos de Caballito	13,616	13,616
Torres Jardín IV	2,231	2,231

Subtotal	151,032	150,927

IRSA I Trust Exchangeable Certificates	4,676	7,318
Convertible Bond APSA 2006	99,598	83,874
“Banco Ciudad de Buenos Aires Bond”	867	—

Subtotal	105,141	91,192

Art work	37	37

Total non-current investments as of March 31, 2004	256,210	—

Total non-current investments as of June 30, 2003	—	242,156

(1)	Ps. 11,212 and Ps. 8,790 corresponding to the “Dolphin Fund PLC” trust at March 31, 2004 and June 30, 2003 not considered as cash for purposes of the statement of cash flows. Ps. 1,721 corresponding to the NCM Development Partner Fund at March 31, 2004 not considered as cash for purposes of statements of cash flows.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the nine – month period beginning on

July 1, 2003

and ended March 31, 2004 and the year ended June 30, 2003

In thousand of pesos

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of March 31, 2004	Carrying value as of June 30, 2003
Deducted from assets:
Allowance for doubtful accounts	948	26	(42)	932	948
Impairment of inventory	895	1,577	(1,577)	895	895
Impairment of fixed assets	36,693	—	(2,289)	34,404	36,693
Impairment of undeveloped plots of land	15,285	—	—	15,285	15,285
From liabilities:
Provisions for lawsuits	247	32	—	279	247
Provisions for discounts	3	—	—	3	3

Total as of March 31, 2004	54,071	1,635	(3,908)	51,798	—

Total as of June 30, 2003	64,502	23,705	(34,136)	—	54,071

(1)
-	The increase in the allowance for doubtful accounts is shown in schedule H.
-	The increase in the provision for lawsuits is shown in Note 7.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos

Schedule F

	March 31, 2004	March 31, 2003
I. Cost of sales
Stock as of beginning of year	11,554	35,417
Plus (less):
Purchases for the period	1,684	1,142
Expenses (Schedule H)	476	833
Transfers to fixed assets	(40)	(153)
Transfers from fixed assets	2,606	12,013
Transfers to investments	—	(25,319)
Less:	—	—
Stock as of end of the period	(5,400)	(3,962)

Subtotal	10,880	19,971

Plus
Cost of sales – Abril S.A.	1,126	6,509

Cost of properties sold	12,006	26,480

II. Cost of leases
Expenses (Schedule H)	3,704	4,867

Cost of properties leased	3,704	4,867

III. Cost of fees for services
Expenses (Schedule H)	792	368

Cost of fees for services	792	368

Total costs of sales, leases and services	16,502	31,715

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of March 31, 2004 and June 30, 2003

In thousand of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2004	Total as of June 30, 2003
Assets
Current Assets
Cash and banks:
Cash	US$	6,551	0.002820	(1)	19	30
Banks	US$	3,524,882	0.002820	(1)	9,940	33,768
Banks	EUR	45,484	0.003467	(1)	158	9,396
Savings accounts	US$	2,917,612	0.002820	(1)	8,228	10,444
Investments:
Boden 2013	US$	800	0.002820	(1)	2	2
Time Deposits	US$	501,464	0.002820	(1)	1,414	—
Mutual Funds	US$	4,586,733	0.002820	(1)	12,935	72,127
Mutual Funds	EUR	80,731	0.003467	(1)	280	93
Convertible Bond APSA 2006 (interest)	US$	623,717	0.002860	(1)	1,783	3,814
Interest “Banco Ciudad de Bs. As. Bond”	EUR	3,879	0.003467	(1)	13	—
Other receivables
Intercompany	US$	—			—	27,653

Total Current Assets		12,291,853			34,772	157,327

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	34,824,363	0.002860	(1)	99,597	83,874
Banco Ciudad de Bs. As. bond	EUR	250,000	0.003467	(1)	867	—
Other receivables:
Credit from barter of “Edificios Cruceros”	US$	2,000,000	0.002820	(1)	5,640	—

Total Non-current Assets	US$	37,074,363			106,104	83,874

Total Assets as of March 31, 2004	US$	49,366,216			140,876

Total Assets as of June 30, 2003	US$	87,355,469				241,201

Liabilities
Current Liabilities
Accounts payable	US$	129,935	0.002860	(1)	372	27
Mortgages payables	US$	750,000	0.002860	(1)	2,144	2,100
Taxes payable	US$	21,895	0.002860	(1)	63	76
Financial debts	US$	4,540,028	0.002860	(1)	12,985	38,636
Guarantee deposits		13,636	0.002860	(1)	39	—

Total Current Liabilities	US$	5,455,494			15,603	40,839

Non-current Liabilities
Financial debts	US$	147,294,771	0.002860	(1)	421,263	458,583
Other liabilities:
Guarantee deposits	US$	308,392	0.002860	(1)	882	—

Total Non-current Liabilities	US$	147,603,163			422,145	458,583

Total Liabilities as of March 31, 2004	US$	153,058,657			437,748

Total Liabilities as of June 30, 2003	US$	178,364,501				499,422

(1) Official rate of exchange quoted by Banco Nación at March 31, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the nine – month periods beginning on

July 1, 2003 and 2002

and ended March 31, 2004 and 2003

In thousand of pesos

Schedule H

Items	Total as of March 31, 2004	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses			Total as of March 31, 2003
						Administration	Selling	Financing
Directors’ fees	—	—	—	—	—	—	—	—	93
Fees and payments for services	563	—	—	—	—	563	—	—	965
Salaries, bonuses and social security charges	3,830	—	—	—	—	3,830	—	—	2,756
Other expenses of personnel administration	82	—	—	—	—	82	—	—	5
Depreciation and amortization	3,761	2,357	—	—	—	647	—	757	5,600
Maintenance of buildings	2,022	1,347	476	—	—	199	—	—	2,874
Utilities and postage	11	—	—	—	—	11	—	—	14
Travel expenses	80	—	—	—	—	80	—	—	77
Advertising and promotion	165	—	—	—	—	36	129	—	119
Fees and expenses for property sold	533	—	—	—	—	—	533	—	959
Local transportation and stationery	87	—	—	—	—	87	—	—	94
Taxes, rates and assessments	17	—	—	—	—	17	—	—	—
Subscriptions and dues	217	—	—	—	—	217	—	—	117
Interest and indexing adjustments	28,704	—	—	—	—	—	—	28,704	31,556
Bank charges	132	—	—	—	—	—	—	132	232
Safety box and stockbroking charges	153	—	—	—	—	118	—	35	231
Doubtful accounts	26	—	—	—	—	—	26	—	3
Insurance	276	—	—	—	—	276	—	—	495
Security	4	—	—	—	—	4	—	—	9
Courses	5	—	—	—	—	5	—	—	11
Rents	301	—	—	—	—	301	—	—	236
Gross sales tax	323	—	—	—	—	—	323	—	396
Other	971	—	—	792	—	60	—	119	609

Total as of March 31, 2004	42,263	3,704	476	792	—	6,533	1,011	29,747	—

Total as of March 31, 2003	—	4,867	833	368	—	5,949	1,394	34,040	47,451

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of March 31, 2004 and June 30, 2003

In thousand of pesos

Schedule I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed term	Variable term
31.03.2004
Assets
Investments	17,981	—	2,396	1,797	—	—	289	289	99,886	—	104,657	104,657	122,638	21,699	100,939	—
Receivables	50,729	1,264	70,689	9	4,739	6	5,707	3,733	3,718	11,310	99,911	101,175	151,904	150,764	161	979
Liabilities
Loans	—	—	8,113	554	—	4,318	17,269	21,586	297,290	83,297	432,427	432,427	432,427	6,846	4,318	421,263
Other liabilities	282	—	7,469	450	4,638	33	398	764	30	7	13,789	13,789	14,071	14,071	—	—

30.06.2003
Assets
Investments	74,651	—	3,848	1,070	—	—	—	2,701	88,491	—	96,110	96,110	170,761	3,818	86,705	80,238
Receivables	52,298	983	17,052	2,476	26	12	20,319	46	36	17,375	57,342	58,325	110,623	92,186	18,437	—
Liabilities
Loans	—	—	33,084	5,607	(55)	(55)	8,709	17,639	26,570	404,920	496,419	496,419	496,419	38,581	—	457,838
Other liabilities	3,269	149	5,887	7,674	239	2,169	205	578	8	50	16,810	16,959	20,228	20,228	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

	Falling due	Without term	To be due (Point 3.c.)
Concept	03.31.2004	Current	06.30.2004	09.30.2004	12.31.2004	03.31.2005	03.31.2006	03.31.2007
Receivables
Mortgages and leases receivables	225	798	2,302	—	—	—	58	15
Other receivables	1,039	—	68,387	9	4,739	6	5,649	3,718

Total	1,264	798	70,689	9	4,739	6	5,707	3,733

Liabilities
Customer advances	—	—	374	169	138	29	—	—
Taxes payables	—	—	3,202	5	2,130	4	22	22
Trade accounts payable	—	—	1,766	—	—	—	—	—
Mortgages payables	—	—	—	—	2,144	—	—	—
Other liabilities	—	282	1,956	—	98	—	376	742
Short and long term debts	—	—	8,113	554	—	4,318	17,269	21,586
Salaries and social securities payables	—	—	171	276	128	—	—	—

Total	—	282	15,582	1,004	4,638	4,351	17,667	22,350

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

3. (Continued)	Stated in thousand of pesos

	To be due (Point 3.c.)
Concept	03.31.2008	03.31.2009	03.31.2010	03.31.2011	03.31.2014	Without term
Receivables						Non Current
Mortgages and leases receivables	—	—	—	—	—
Other receivables	3,718	3,689	3,718	3,564	339	49,931

Total	3,718	3,689	3,718	3,564	339	49,931

Liabilities
Customer advances	—	—	—	—	—	—
Taxes payables	1	—	—	—	—	—
Trade accounts payable	—	—	—	—	—	—
Other liabilities	29	7	—	—	—	—
Short and long term debts	297,290	43,172	40,125	—	—	—
Salaries and social securities payables	—	—	—	—	—	—

Total	297,320	43,179	40,125	—	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.	Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	3,325	—	3,325	73	—	73	3,398	3,398	—	3,398
Other receivables	74,180	—	74,180	68,686	5,640	74,326	148,506	142,866	5,640	148,506

Total	77,505	—	77,505	68,759	5,640	74,399	151,904	146,264	5,640	151,904

Liabilities
Customer advances	710	—	710	—	—	—	710	710	—	710
Taxes payable	5,278	63	5,341	45	—	45	5,386	5,323	63	5,386
Trade accounts payable	1,394	372	1,766	—	—	—	1,766	1,394	372	1,766
Mortgages payables	—	2,144	2,144	—	—	—	2,144	—	2,144	2,144
Other liabilities	2,297	39	2,336	272	882	1,154	3,490	2,569	921	3,490
Short and long term debt	—	12,985	12,985	(1,821)	421,263	419,442	432,427	(1,821)	434,248	432,427
Salaries and social security payable	575	—	575	—	—	—	575	575	—	575

Total	10,254	15,603	25,857	(1,504)	422,145	420,641	446,498	8,750	437,748	446,498

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

4-b.	Breakdown by adjustment clause

Items	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables
Mortgages and leases receivables	3,325	—	3,325	73	—	73	3,398	3,398	—	3,398
Other receivables	74,180	—	74,180	74,326	—	74,326	148,506	148,506	—	148,506

Total	77,505	—	77,505	74,399	—	74,399	151,904	151,904	—	151,904

Liabilities
Customer advances	710	—	710	—	—	—	710	710	—	710
Taxes payable	5,341	—	5,341	45	—	45	5,386	5,386	—	5,386
Trade accounts payable	1,766	—	1,766	—	—	—	1,766	1,766	—	1,766
Mortgages payables	2,144	—	2,144	—	—	—	2,144	2,144	—	2,144
Other liabilities	2,336	—	2,336	1,154	—	1,154	3,490	3,490	—	3,490
Short and long term debt	12,985	—	12,985	419,442	—	419,442	432,427	432,427	—	432,427
Salaries and social security payable	575	—	575	—	—	—	575	575	—	575

Total	25,857	—	25,857	420,641	—	420,641	446,498	446,498	—	446,498

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current
	Fixed rate	Variable rate			Fixed rate	Variable rate
Accounts receivables
Receivables	—	—	3,325	3,325	98	—	(25)	73	3,398	98	3,300	3,398
Other receivables	63	979	73,138	74,180	—	—	74,326	74,326	148,506	1,042	147,464	148,506

Total	63	979	76,463	77,505	98	—	74,301	74,399	151,904	1,140	150,764	151,904

Liabilities
Customer advances	—	—	710	710	—	—	—	—	710	—	710	710
Taxes payable	—	—	5,341	5,341	—	—	45	45	5,386	—	5,386	5,386
Trade accounts payable	—	—	1,766	1,766	—	—	—	—	1,766	—	1,766	1,766
Mortgages payables	—	—	2,144	2,144	—	—	—	—	2,144	—	2,144	2,144
Other liabilities	—	—	2,336	2,336	—	—	1,154	1,154	3,490	—	3,490	3,490
Short and long term debt	4,318	—	8,667	12,985	—	421,263	(1,821)	419,442	432,427	425,581	6,846	432,427
Salaries and social security payable	—	—	575	575	—	—	—	—	575	—	575	575

Total	4,318	—	21,539	25,857	—	421,263	(622)	420,641	446,498	425,581	20,917	446,498

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

5.	Intercompany

a.	Intercompany interest

See Schedule C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 9)

Current mortgages and leases receivables

March 31, 2004
Related parties:
Alternativa Gratis S.A.	4
Alto Palermo S.A.	148
Altocity.Com S.A.	2
Baldovinos S.A.	325
Cresud S.A.C.I.F.	38
Inversora Bolívar S.A.	1,458
Red Alternativa S.A.	6
Tarshop S.A.	10

Other current receivables

March 31, 2004
Related parties:
Alto Palermo S.A.	1,945
Shopping Alto Palermo S.A.	2,664
Inversora Bolívar S.A.	648
Palermo Invest S.A	4,731

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

Current accounts payables

March 31, 2004
Related parties:
Alto Palermo S.A.	70
Cresud S.A.C.I.F.	5
Fibesa S.A.	2
Inversora Bolívar S.A.	14
Hoteles Argentinos S.A.	2

Other current liabilities

March 31, 2004
Intercompany:
Alto Palermo S.A.	1

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

6.	None.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	Not applicable. See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 2.a., 2.b., 2.c. and 2.d. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

13.	Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 - Bs. As.	(3)	1,890	1,464	Fire, explosion with additional coverage and debris removal
Alsina 934 - Bs. As.	(3)	308	1,464	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99 Bs. As.		4,662	4,045	Fire, explosion with additional coverage and debris removal
Av. de Mayo 589-99 Bs. As.		1,000	4,045	Third party liability with additional coverage and minor risks.
Av. Alicia M. De Justo 1714 Dock 13	(1)	17,000	37	Fire, explosion with additional coverage and debris removal
Av. Alicia M. De Justo 1714 Dock 13	(1)	555	37	Third party liability with additional coverage and minor risks.
Av. Alicia M. De Justo 750 Dock 5	(1)	16,775	—	Fire, explosion with additional coverage and debris removal
Av. Alicia M. De Justo 750 Dock 5	(1)	202	—	Third party liability with additional coverage and minor risks.
Av. Alicia M. De Justo 840 Dock 6	(1)	17,550	1	Fire, explosion with additional coverage and debris removal
Av. Alicia M. De Justo 840 Dock 6	(1)	406	1	Third party liability with additional coverage and minor risks.
Bolívar 108		10,395	—	Fire, explosion with additional coverage and debris removal
Bolívar 108		3,829	—	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.		460	397	Fire, explosion with additional coverage and debris removal
Constitución 1111 Bs. As.		1,000	397	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.		3,625	397	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Bs. As.	(4)	17,430	13	Fire, explosion with additional coverage and debris removal
Dorrego 1916 Bs. As.	(4)	506	13	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 2 Este. Dockitos. P. Madero Bs. As.		29,400	17,696	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Bs. As.		2,021	17,696	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 4	(1)	17,000	17,696	Fire, explosion with additional coverage and debris removal
Edificios costeros Dique 4	(1)	1,002	17,696	Third party liability with additional coverage and minor risks.
Palacio Alcorta	(1)	30,250	1	Fire, explosion with additional coverage and debris removal
Palacio Alcorta	(1)	1,655	1	Third party liability with additional coverage and minor risks.
Torres Jardín III	(2)	10,736	27	Fire, explosion with additional coverage and debris removal
Torres Jardín III	(2)	601	27	Third party liability with additional coverage and minor risks.
Laminar Plaza	(1)	47,250	27,676	Fire, explosion with additional coverage and debris removal
Laminar Plaza	(1)	4,130	27,676	Third party liability with additional coverage and minor risks.
Libertador 450-98 Bs. As.	(1)	67,200	35,006	Fire, explosion with additional coverage and debris removal
Libertador 450-98 Bs. As.	(1)	3,758	35,006	Third party liability with additional coverage and minor risks.
Libertador 602 Bs. As.	(1)	25,200	2,458	Fire, explosion with additional coverage and debris removal
Libertador 602 Bs. As.	(1)	1,002	2,458	Third party liability with additional coverage and minor risks.
Madero 1020 Bs. As.	(1)	56,700	3,773	Fire, explosion with additional coverage and debris removal
Madero 1020 Bs. As.	(1)	3,283	3,773	Third party liability with additional coverage and minor risks.
Madero 940 Bs. As.	(1)	1,315	1,982	Third party liability with additional coverage and minor risks.
Madero 940 Bs. As.	(1)	36,960	1,982	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Bs. As.		44,100	40,227	Fire, explosion with additional coverage and debris removal
Maipú 1270 - 1300 Bs. As.		2,778	40,227	Third party liability with additional coverage and minor risks.
Torres Jardín II	(2)	9,450	199	Fire, explosion with additional coverage and debris removal
Torres Jardín II	(2)	607	199	Third party liability with additional coverage and minor risks.
Reconquista 823 Bs. As.		27,300	16,850	Fire, explosion with additional coverage and debris removal
Reconquista 823 Bs. As.		4,218	16,850	Third party liability with additional coverage and minor risks.
Rivadavia 2768	(1)	3,610	118	Fire, explosion with additional coverage and debris removal
Rivadavia 2768	(1)	251	118	Third party liability with additional coverage and minor risks.
Sarmiento 501	(1)	3,885	203	Fire, explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	203	Third party liability with additional coverage and minor risks.
Serrano 287	(2)	9,450	18	Fire, explosion with additional coverage and debris removal
Serrano 287	(2)	607	18	Third party liability with additional coverage and minor risks.
Suipacha 664		31,500	9,801	Fire, explosion with additional coverage and debris removal
Suipacha 664	(1)	2,722	9,801	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2004

Stated in thousand of pesos

General

In the case of insurance covering fire and explosion with additional coverage, the amounts insured are stated at replacement and/or reconstruction to an “as new” condition value, not including land and foundations.

Insured amounts correspond to units belonging to the company that are being sold, and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1)	Insured amounts correspond to the total for the building; The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)	Insured amounts correspond solely to jointly held areas.

(3)	Insurance purchased by tenants with provisions for the assignment of rights.

(4)	Insured amounts correspond to units not yet having a bill of sale.

In our opinion, the above-described policies adequately cover current risks.

14.	Not applicable.

15.	See comments in Note 1 to the consolidated unaudited financial statements.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires, May 11, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See	attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
Current Assets	316,086	297,019	303,217	395,641	326,570
Non-Current Assets	1,779,306	1,773,918	1,242,184	1,433,397	1,579,432

Total	2,095,392	2,070,937	1,545,401	1,829,038	1,906,002

Current Liabilities	182,439	134,734	831,563	383,152	406,027
Non-Current Liabilities	564,601	705,439	57,322	218,512	94,512

Subtotal	747,040	840,173	888,885	601,664	500,539

Minority interest in subsidiaries	448,260	445,497	89,170	128,213	124,748

Shareholders’ Equity	900,092	785,267	567,346	1,099,161	1,280,715

Total	2,095,392	2,070,937	1,545,401	1,829,038	1,906,002

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
Operating ordinary profit	33,117	18,106	42,273	25,060	36,778
Amortization of goodwill	(2,198)	(3,364)	—	—	—
Financial results	49,995	278,591	(520,741)	(73,778)	(9,700)
Equity in (losses) earnings of affiliated companies	(11,178)	(2,248)	(21,490)	10,046	11,446
Other income (expenses)	438	6,893	(3,538)	(4,286)	(2,244)

Income (loss) before taxes	70,174	297,978	(503,496)	(42,958)	36,280

Income tax/ asset tax	(22,069)	2,884	(6,184)	(2,396)	(9,169)
Minority interest	(2,874)	(34,991)	(1,788)	(1,674)	(3,622)

Net income (loss)	45,231	265,871	(511,468)	(47,028)	23,489

IRSA Inversiones y Representaciones Sociedad Anónima

4. Statistical data as compared with the same period of the four previous years.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of March 31, 2004	Accumulated as of March 31, 2003	Accumulated as of March 31, 2002	Accumulated as of March 31, 2001	Accumulated as of March 31, 2000

Apartments & Loft Buildings
Torres Jardín	—	161	1,919	5,512	5,744
Torres de Abasto	—	462	4,595	8,590	7,883
Alcorta Palace	—	1	589	—	20
Concepción Arenal and Dorrego 1916	—	100	121	4,085	2,150
Alto Palermo Park	—	3,865	9,227	820	5,619
Alto Palermo Plaza	—	3,322	2,757	2,513	—
Other	112	408	—	—	596

Residential Communities
Abril / Baldovinos	5,814	13,466	9,130	13,062	16,953
Villa Celina I, II and III	—	28	(52)	7	119
Villa Celina IV and V	23	—	85	2,708	4,805
San Jorge Village	—	—	—	—	237

Undeveloped parcels of land
Monserrat	—	—	—	1,803	3,716
Dique IV	—	—	—	12,310	—
Otras	89	—	—	—	—

Other
Serrano 250	—	—	—	2,814	—
Hotel Piscis	—	9,912	—	—	—
Sarmiento 580	—	—	—	10,837	—
Av. de Mayo 701	—	—	—	3,108	—
Rivadavia 2243	—	—	3,168	—	—
Santa Fe 1588	—	—	8,165	—	—
Galerías Pacífico	—	—	—	—	6,591
Libertador 498	—	2,313	—	—	—
Constitución 1111	—	1,988	—	—	—
Madero 1020	4,774	5,626	—	—	—
Dique II	5,211	—	—	—	—
Madero 940	—	1,649	—	—	—
Other	419	736	791	191	1,449

	16,442	44,037	40,495	68,360	55,882

IRSA Inversiones y Representaciones Sociedad Anónima

5. Key ratios as compared with the same period of the four previous years.

	March 31, 2004		March 31, 2003		March 31, 2002		March 31, 2001		March 31, 2000
Liquidity ratio
Current Assets Current Liabilities	316,086 182,439	= 1.73	297,019 134,734	= 2.20	303,217 831,563	= 0.36	395,641 383,152	= 1.03	326,569 406,027	= 0.80

Indebtedness ratio
Total liabilities Shareholders’ Equity	747,040 900,092	= 0.83	840,173 785,267	= 1.07	888,885 567,346	= 1.57	601,664 1,099,161	= 0.55	500,539 1,280,715	= 0.39

Solvency
Equity Total liabilities	900,092 747,040	= 1.20	785,267 840,173	= 0.93	567,346 888,885	= 0.64	1,099,161 601,664	= 1.83	1,280,715 500,539	= 2.56

Freezen Capital
Non-Current Assets Total Assets	1,779,306 2,095,392	= 0.85	1,773,918 2,070,937	= 0.86	1,242,184 1,545,401	= 0.80	1,433,397 1,829,038	= 0.78	1,579,432 1,906,002	= 0.83

6. Brief comment on the outlook for the coming year.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine month periods ended March 31, 2004 and 2003 and the complementary notes 1 to 12 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2003 and 2002, on which we issued our unqualified report dated September 8, 2003, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones S.A. at March 31, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all the significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from Company financial statements at June 30, 2003.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires – Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 56 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2004

PRICE WATERHOUSE & Co. (Partner) Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	ABELOVICH, POLANO & ASOCIADOS (Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires – Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Comments on operations for the quarter ended March 31, 2004

During the first quarter of 2004, President Kirchner consolidated his first year in office thanks to good economic performance and high popularity levels. The international context continued to have a positive effect on Argentina. The strong growth in US and worldwide economy, interest rates at historical lows and the excellent price of commodities have led to a 9.5% interannual growth in GDP during the first quarter of 2004, completing eight quarters of economic recovery. This recovery translated into higher private consumption and gross investments, mainly driven by the construction industry.

The notable improvement of activity led to a simultaneous rise in labor and social indicators: formal employment increased in the first two-month period of the year at an annual rate of 6.4%, while the poverty rate fell by 6% in the second half of 2003. Real salaries rose by 4.3% during that period, fostered by low inflation levels and exchange rate stability. Retail inflation recorded in April (+0.9%), however, was a warning signal which, if perdurable, could affect the current price stability.

The decision not to default on the payment of debt owed to multilateral credit agencies and the excellent fiscal results reflected in a significant primary surplus during the first quarter (4.1% of the GDP, exceeding four-fold the target agreed with the IMF) continue to contribute to a more foreseeable economic policy. This improvement in the overall context, fostered by great liquidity in the financial system, were the first signs of recovery in short-term credit. In particular, there was a significant increase in consumer loans during the first quarter of 2004, after a sharp drop throughout 2003.

Thus, the improved Argentine environment, the recovery of consumer loans and high consumer confidence levels continue to strengthen private sector consumption. Private analysts foresee an 8.1% increase in this variable in 2004.

The construction industry also boosted during the first quarter of the year. The cumulative variation in the synthetic indicator of the building industry (“ISAC”, as per its acronym in Spanish) that shows the industry trend considering the demand for raw materials required in the building industry, recorded a seasonal increase of 34% and an unseasonal increase of 7%, showing eight consecutive quarters of upward trend. The upsurge in the building industry is reflected by the variety of works in progress, including private residential projects by both individuals and large investment groups, favored by the decrease in construction prices in terms of dollars as compared to previous years.

Net results for the nine-month period ended March 31, 2004 showed a Ps.45.2 million profit or Ps. 0.21 per share while the diluted earning per share was Ps. 0.12, in compared to a Ps.265.9 million profit or Ps. 1.3 per share (with the price per diluted share of Ps 0.6) recorded during the same period of fiscal year 2003.

Net sales for the nine-month period totalled Ps.162.3 million as compared to Ps.168.1 million recorded in the same period of the previous year. The contribution of the various segments to net sales was as follows: Sales and Developments Ps.17,0 million, Offices and Other Rental Properties Ps.10.9 million, Shopping Centers Ps.103.4 million, and Hotels Ps.31.0 million.

Operating results recorded a significant increase of 83%, from Ps.18.1 million in the first nine months of fiscal year 2003 to Ps.33.1 million in the same period of 2004, mainly due to a 23% reduction in operating costs. Although total net sales showed a slight decrease of 3%, the performance of the shopping center and hotel segments showed an improvement of 24% and 19%, respectively, as compared to the previous period, while activities in Sales and Developments and Offices decreased by 62% and 25%, respectively, as compared to the previous period. In particular, in the case of Sales and Developments, this decrease was partly due to the non-recurrent income from the sale of our interest in Valle de Las Leñas S.A. recorded in the period ended March 31, 2003.

However, the lower net income mainly reflects the effect of financial results. For the first nine months of fiscal year 2003, net financing effects showed a positive result of Ps.278.6 million, as compared to only Ps.50.0 million in the same period of 2004. The decrease was mainly originated in exchange differences, as the significant 22% appreciation of the Peso against the Dollar during the nine-month period of 2003 had a substantial positive impact on our liabilities in foreign currency, resulting in positive net exchange differences of Ps.192.9 million, while for the same period of 2004, the local currency depreciated by 2%, resulting in negative net exchange differences of Ps.0.3 million. However, this effect was partially offset by results from financial operations, which increased to an income of Ps.84.0 million at March 2004 from an income of Ps.57.7 million at March 2003, mainly due to the appreciation of our investment in Banco Hipotecario S.A.

Besides, income from subsidiaries decreased in the periods under comparison to a loss of Ps.11.2 million during the first nine months of 2004 from a loss of Ps.2.2 million during the same period of 2003, mainly due to the exercise of conversion rights by the holders of convertible bonds issued by our controlled company Alto Palermo S.A. (“APSA”), resulting in a 1.73% dilution of our shareholding interest during this period, that generated a loss of Ps.11.8 million. During this period there was also an increase in income tax and minimum presumed income tax of Ps.22.1 million (negative) as compared to Ps.2.9 million (positive) in the previous year, mainly due to the increase in APSA’s results.

Third quarter of fiscal year 2004 highlights, including significant operations occurred after the end of the period.

I. Offices and other Rental Properties

During the period ended March 31, 2004, income from rental properties totalled Ps.10.9 million as compared to Ps.14.5 million in the same period of fiscal year 2003. This reduction mainly results from the lower rental prices of premium properties as a consequence of the economic crisis.

This segment was among those most affected by the crisis. The devaluation of the local currency had a strong impact on the value of leases of class A offices, which plunged to a 70% low and remained at those levels. However, the segment has shown some recovery in the last months, reflected by the visible increase in demand and upturn of prices.

Average occupancy of our rental properties continues to recover, reaching 78% during the first nine months of 2004 as compared to 72% in the previous period.

Below is information on the office space and other rental properties of IRSA as of March 31, 2004.

Offices and Other Rental Properties

	Date of Acquisition	Leasable Area m2 (1)	Occupancy rate (2)	Monthly Rental Income Ps./000 (3)	Total rental income for the period ended March 31 of fiscal year Ps./000 (4)			Book Value Ps.000 (5)
					2004	2003	2002
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	76%	373	2,966	4,896	10,662	62,699
Libertador 498	12/20/95	10,533	82%	229	1,833	1,872	4,456	35,006
Maipú 1300	09/28/95	10,325	89%	198	1,482	1,692	4,441	40,227
Laminar Plaza	03/25/99	6,521	95%	189	1,717	2,332	4,089	27,676
Madero 1020	12/21/95	1,359	16%	3	94	655	1,868	3,773
Reconquista 823/41	11/12/93	6,100	0%	0	—	—	2,166	16,850
Suipacha 652/64	11/22/91	11,453	45%	46	392	397	1,224	9,801
Edificios Costeros	03/20/97	6,389	87%	84	579	370	1,338	17,696
Costeros Dique IV	08/29/01	5,477	68%	74	525	546	1,525	17,360
Other (7)		3,556	45%	47	440	464	1,254	8,688

Subtotal		84,248	68%	1,243	10,028	13,224	33,023	239,776

Other Rental Properties
Commercial Properties (8)		4,062	97%	14	105	156	2,338	1,861
Other Properties (9)		33,329	100%	42	339	612	1,965	3,727

Subtotal		37,391	100%	56	444	768	4,303	5,588

Management fees					457	506	1,070

TOTAL OFFICES AND OTHER (10)		121,639	78%	1,299	10,929	14,498	38,396	245,364

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 03/31/04 were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517 (through IRSA). Cumulative revenues of fiscal year 2002 additionally include the revenues from Puerto Madero Dock 5 (fully sold).
(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through IRSA). In fiscal y ear 2002 cumulative revenues additionally include the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).
(9)	Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through IRSA – only rents are included since book value is reflected on the Developments table) – Thames and one unit in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2003 and 2002, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A. (“APSA”).

As of March 31, 2004, we had a 53.7% interest in Alto Palermo S.A., the company that operates our shopping centers.

Net Income for the nine-month period ended March 31, 2004 was Ps.4.8 million, compared to the Ps.74.7 million profit for the same period of the previous year. The results for the previous year had been positively affected by the Ps.114.0 million income from financial results and repurchase of company’s bonds. The improvement in net income for this year has been noteworthy, taking into account that for the first six months net income had been Ps.0.1 million.

Total revenues as of March 31, 2004 were Ps.103.4 million, 22.7% higher than in the same period of the previous year. This increase was mainly attributable to the increase in the basic rent charged to our tenants, to the increase in occupancy rates and to higher revenues of the percentage rent charged on our tenants’ sales. In addition, the “goodwill charge” payable for the renewal or execution of new lease agreements increased by 34.6%.

Gross profit for the period achieved a significant increase of 48.7%, from Ps.35.4 million in the first nine months of fiscal year 2003 to Ps.52.6 million during the same period of fiscal year 2004. 76% of the company’s costs are depreciation of fixed assets and amortization of intangible assets, which have remained virtually stable during the present year. On the other hand, the excellent recovery in our revenues from leases and the increase in the invoicing of Tarshop S.A. led to an important increase in our total revenues. Thus gross profit managed to record this significant increase.

Consolidated operating result for the period reported a profit of Ps.32.5 million, Ps.22.6 million higher than the same period of last year. Additionally, this was the result of a steep drop in bad debt charges.

The performance of our shopping centers was even better than the rest of the retail market, with sales of Ps.820.4 million for the nine-month period ended March 31, 2004. These sales were 32% higher in nominal terms than those for the same period of the previous year, and 27% higher in real terms1. Sales for the January-04/March-04 quarter were higher than those recorded in the same quarter of the last five years, in both nominal and real terms.

The current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, increasing the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers.

On the other hand, the business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have increased occupancy to 98.6%, hitting historical highs. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio, as competitor’s indicators are below ours.

Percentage rent (% on our tenants’ sales) increased by 35.5% in the first nine months of the current fiscal year. We are thus able to accompany the bonanza in the sector, as the percentage rent has a positive effect on our pesified rental prices in addition to the adjustment by the Coeficiente de Estabilización de Referencia (CER).

The improved economic and financial conditions led to a reduction in the allowance for bad debts, from a loss of Ps.5.8 million in the nine-month period ended in March 2003 to Ps.0.0 million during the same period of the current fiscal year. In addition, during this year there was a Ps.0.7 million recovery of charges previously recorded.

Furthermore, net cash flows provided by the company’s operations reached a monthly average of Ps.5.1 million. This high level was partly achieved due to excellent delinquent loan collection management, resulting in company’s revenue exceeding billing.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

[1]	Deflated by the Consumer’s Price Index prepared by the National Institute of Statistics and Census (“INDEC”).

In the nine-month period ended on March 31, 2004, Tarshop recorded net income of Ps.2.5 million, in significant contrast to the loss of Ps.4.4 million for the same period of the previous year.

This result was achieved after the reconversion of the business. Customer consumption increased 79% during the nine-month period, compared to the same period of the previous year, reaching Ps.152.7 million. This increase is equivalent to a 73% increase in real terms. The recovery of Tarjeta Shopping as a financial purchase instrument is reflected in the fact that the increase in sales through this means of payment far exceeds the increase in our shopping center sales.

In the area of collections, short-term delinquency at March 31, 2004 was even lower than that recorded before the economic crisis. Three-month payment arrears, which exceeded 11% in 2002, decreased to only 2.4% by the end of the quarter. The improvement in credit quality led to a sharp decrease in bad debts, which fell in this business unit from Ps.7.1 million in the first nine months of fiscal 2003 to Ps.0.1 million in the same period ended on March 31, 2004.

At March 31, 2004 the number of card holders and the loan portfolio, including securitized coupons, totaled 175,970 holders and Ps.72.7 million, respectively. The credit card activation rate was 56%.

Alto Rosario Project

Towards the end of 2003, works in Alto Rosario Shopping –the eighth shopping center managed by the company that will be located in the city of Rosario- were begun. In early 2004, in view of the substantial increase in the demand for stores, we decided to extend this undertaking. Thus, the shopping center will cover a gross leasable area of approximately 39,000 m2. To date we have leased 80% of our more than 180 leasable units that will be available, while the demand for the remaining areas continues to be considerably active. The shopping center is expected to be inaugurated in November 2004, and the opening of the Coto hypermarket has been scheduled for one month later. The extension of the complex is expected to be inaugurated in the first quarter of 2005. Furthermore, Showcase Cinemas (14 state-of-the-art cinemas with 3,400 seats) will be inaugurated in February 2005.

Considering the extension of the complex, the undertaking will require capital expenditures on our part of approximately Ps. 60 million, without including the amount paid for the land. In turn, Coto, showcase and our future tenants will allocate a further approximately $ 60 million to their respective projects.

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions will be generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the company has made donations to improve parks near its premises.

The chart below presents information on IRSA’s shopping centers as of March 31, 2004.

Shopping Centers

	Date of Acquisition	Leasable Area m2 (1)	Occupancy rate (2)	Total rental income for the nine-month period ended March 31, of fiscal year Ps./000 (3)			Book Value Ps./000 (4)
				2004	2003	2002
Shopping centers (5)
Alto Palermo	12/23/97	18,181	99%	20,304	19,635	31,184	233,712
Abasto	07/17/94	40,185	100%	19,220	14,978	29,091	212,713
Alto Avellaneda	12/23/97	26,602	98%	10,800	7,194	20,095	99,315
Paseo Alcorta	06/06/97	14,863	99%	11,289	8,886	16,062	69,908
Patio Bullrich	10/01/98	11,751	99%	9,124	7,698	11,646	123,238
Alto NOA Shopping	03/29/95	18,905	96%	2,010	1,505	3,360	22,808
Buenos Aires Design	11/18/97	14,720	99%	4,276	2,506	5,753	23,997
Fibesa and others (6)				5,099	2,971	4,578
Revenues tarjeta Shopping				21,276	17,706	35,281

TOTAL SHOPPING CENTERS		145.207	99%	103,398	83,079	157,050	785,691

Projects in progress (7)		39,000					61,986

TOTAL (8)		184,207		103,398	83,079	157,050	847,677

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Total consolidated rents, according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Research and Development S.A. (former Alto Invest S.A.).
(7)	Corresponds to the Rosario Project. The completion date of the project is scheduled for the end of 2004.
(8)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

During the first nine months of fiscal year 2004 net sales from the sales and development segment fell to Ps.17.0 million as compared to Ps.44.5 million during the same period of fiscal year 2003. The drop results in part from the sale of the Piscis Hotel in March 2003 which was registered in this segment in the period ended March 31 of that year.

Sales and other transactions

Abril, Hudson, Province of Buenos Aires. During the quarter ended March 31, 2004, 15 lots of Abril country club were sold. All projected neighbourhoods are being marketed and 94% of the lots have been sold, with 90 lots remaining available for sale. There are 615 completed houses, and 98 houses are under construction.

Benavidez Option. In March 2004, DEESA (Desarrolladora El Encuentro S.A.) decided to exercise its option to acquire the plot in Benavidez that had been granted to it by our controlled company Inversora Bolívar S.A. (“IBSA”). DEESA shall pay IBSA a total price of US$ 4.0 million, as follows: US$ 1.0 million in cash (US$ 0.7 million upon execution of the title deed and the balance within the following 30 days) and US$ 3.0 million in kind, by delivering 110 residential lots in the projected complex.

Edificios Cruceros 1 and 2 Swap. In December 2003, a swap agreement was executed with Residencial Dique S.A. whereby we will receive in exchange for the property 40% of the total square meters to be constructed as well as 40% of the already existing parking spaces in a maximum term of 24 months. The transaction is secured by a mortgage for US$ 2.0 million. The project is already in progress of construction.

Below is a detail of property being developed by IRSA as of March 31, 2004.

Development Properties

	Date of Acquisition	Estimated cost/ Real cost (Ps.000) (1)	Area Intended for sale (m2) (2)	Total Units or lots (3)	Percentage constructed	Percentage sold (4)	Accumulated sales (Ps.000) (5)	Accumulated sales as of March 31 of fiscal year (6) (Ps.000)			Book Value (Ps.000) (7)
								04	03	02
Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	98%	70,028	—	161	1,919	245
Torres de Abasto (8)	7/17/94	74,810	35,630	545	100%	100%	109,245	—	462	4,595	555
Palacio Alcorta	5/20/93	75,811	25,555	191	100%	100%	76,582	—	1	589	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,617	—	100	121	42
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100%	100%	47,467	—	3,865	9,227	—
Other (10)		50,196	23,900	184	N/A	99%	57,088	112	3,730	2,757	194

Subtotal		308,421	134,825	1,552	N/A	N/A	372,027	112	8,319	19,208	1,036

Residential Communities.
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	94%	207,999	5,814	13,466	9,130	8,739
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	99%	13,952	—	28	-52	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	9,505	23	—	85	—
Other properties		—	—	—	N/A	0%	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	231,456	5,837	13,494	9,163	8,782

Land Reserve
Dique 3 (12)	9/9/99		10,474		0%	—	—	—	—	—	25,973
Puerto Retiro (9)	5/18/97		82,051		0%	—	—	—	—	—	46,350
Caballito	11/3/97		20,968		0%	—	—	—	—	—	13,616
Santa María del Plata	7/10/97		715,952		0%	—	—	—	—	—	124,699
Pereiraola (11)	12/16/96		1,299,630		0%	—	—	—	—	—	21,875
Dique 4 (ex Soc. del Dique)	12/2/97		4,653		0%	50%	12,310	—	—	—	6,160
Other (13)			4,516,916		N/A		89	89	—	—	79,816

Subtotal			6,650,644		N/A	N/A	12,399	89	—	—	318,489

Other
Hotel Piscis	9/30/02	5,231		1	100%	100%	9,912	—	9,912	—	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	8,166	—	—	8,165	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	3,660	—	—	3,168	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	—	2,313	—	—
Constitución 1159	6/16/94	2,314	2,430	1	100%	100%	1,988	—	1,988	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	12,928	4,774	5,626	—	—
Madero 940	8/31/94	2,867	772	1	100%	100%	1,649	—	1,649	—	—
Other Properties (14)		83,963	40,412	263	N/A	91%	102,047	5,630	736	791	5,079

Subtotal		134,342	55,644	301	N/A	N/A	146,281	10,404	22,224	12,124	5,079

Subtotal		580,910	8,384,361	3,526	N/A	N/A	762,163	16,442	44,037	40,495	333,386

Management fees								509	460	1,108

TOTAL (15)		580,910	8,384,361	3,526	N/A	N/A	762,163	16,951	44,497	41,603	333,386

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation.
(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation.
(7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio at March 31, 2004, adjusted for inflation, less allowances for impairment in value.
(8)	Through APSA.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Dorrego 1916 (fully sold) through IRSA, República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 and J.M. Moreno 285 (through Baldovinos) and Alto Palermo Plaza (fully sold) through Inversora Bolívar.
(11)	Directly through IRSA and indirectly through IBSA.
(12)	Through Bs. As. Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolívar S.A.) and Terrenos Alcorta, Neuquén, Rosario, Caballito, and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Sarmiento 517, San Martín de Tours (through IRSA), Montevideo 1975 (Rosario), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).
(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

IV. Hotels

Income from the hotel activity for the period ended March 31, 2004 increased to Ps.31.0 million as compared to Ps.26.0 million in the same period of 2003.

The first-class hotel market continues its upward trend. Apart from boosting demand, the continuous inflow of foreign tourists with greater purchasing power has also made possible the recovery of average rates. In this scenario, our hotels keep showing an excellent performance, with a sharp increase in occupancy and prices.

During this period accumulated average occupancy rates in our hotels increased notably, reaching 72% as compared to 55% in the previous year. Rates also improved, with an average price per room of Ps.279 as compared to Ps.236 in the previous year. The Llao Llao hotel, which has positioned itself as a first-class resort, unique in Argentina both for its services and location, has one of the highest per-room rates in Argentina.

The following chart shows information regarding our hotels as of March 31, 2004.

Consolidated Hotels

Hotel	Date of acquisition	Number of Rooms	Average occupancy	Avg. price per room	Accumulated sales as of March 31, of fiscal year (Ps.000) (3)			Book value as of March 31, 2004
			% (1)	Ps.(2)	2004	2003	2002	(Ps.000)
Inter-Continental	Nov-97	312	71	226	19,606	17,162	18,719	55,475
Sheraton Libertador	Mar-98	200	70	195	11,425	8,546	12,777	38,264
Hotel Piscis (4)	Sept-02	—	—	—	—	334	—	—

Total		512	71	214	31,031	26,042	31,496	93,739

Non Consolidated Hotels

Hotel	Date of acquisition	Number of Rooms	Average occupancy	Avg. price per room	Accumulated sales as of March 31, of fiscal year (Ps.000) (5)			Book value as of March 31, 2004 (6)
			% (1)	Ps.(2)	2004	2003	2002	(Ps.000)
Llao Llao	Jun-97	157	75	492	23,545	19,040	14,668	15,309

Total (7)		669	72	279	54,576	45,082	46,164	109,048

Notes:

(1)	Accumulated average in the nine-month period.
(2)	Accumulated average in the nine-month period.
(3)	Corresponds to our total sales consolidated by the R21 method adjusted by inflation.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	The book value represents the value of our investment.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

V. Financial and other transactions

US$ 12.0 million debt buy-back. In line with our debt and financial cost reduction strategy, on March 17, 2004 we prepaid US$ 12.0 million to HSBC Bank plc. London under the Syndicated Loan (US$ 51.0 million Loan Agreement) due in November 2009. The transaction was settled for the amount of US$ 8.6 million, 72% of the nominal value of the debt, with a US$ 3.4 million discount. The repurchase was made based on the procedure established in the Syndicated Loan Agreement. A substantial portion of the funds used in this transaction derived from the proceeds of the exercise of warrants as of December 31, 2003, reflecting the successful strategy implemented in restructuring the company’s debt.

Debt reduction by conversion of bonds and exercise of warrants. At March 31, 2004, our debt under convertible bonds was reduced by US$ 7.5 million as a consequence of the exercise of conversion rights, resulting in the issuance of 13,746,921 shares of Ps.1.0 par value each.

In addition, on March 31, 2004 warrants issued by our company were exercised for a total US$ 2.2 million par value and 4,013,120 shares were issued in this regard. Total proceeds from this transaction were US$ 2.6 million.

In this way, the amount of outstanding Convertible Bonds is currently US$ 92,507,920, while the number of shares of the company totals 238,252,537 and the number of outstanding warrants amounts to 93,184,038 units.

Detailed below is the current situation of the convertible negotiable obligations.

Convertible Bonds issued	US$ 100.000.000
Warrants issued (units)	100.000.000
Issue date	November 2002
Maturity date	November 2007
Governing law	New York
Coupon (payable half-yearly)	8%
Conversion price (per share of Ps. 1.00 par value)	US$ 0,545
Conversion ratio (shares of Ps. 1.00 par value for each Convertible Bond of US$ 1.00 par value)	1,8349 shares
Warrant exercise price (per share of Ps. 1.00 par value)	US$ 0,654
Outstanding Convertible Bonds (as of March 31, 2004)	US$ 92.507.920
Outstanding Warrants (units) as of March 31, 2004	93.184.038
Outstanding shares upon issuance	211.999.273 (V$N 1,00)
Outstanding shares (as of March 31, 2004)	238.252.537 (V$N 1,00)
Outstanding shares – Fully Diluted (1)	578.971.749 (V$N 1,00)
Convertible Bond yield form issue date (2)	80,5%
Warrant yield from issue date (2)	60,5%
Total yield from issue date (2)	141,0%

(1)	“Fulli Diluted” refers to the hypothetical situation in which all holders of Convertible Bonds exercise their right to convert them into common shares of the Company
(2)	Yield in dollars. Supposes the conversion of Convertible Bonds and / or exercise of warrants, whether the case, and the sale of shares purchased at a price of Ps. 2.81 per share of Ps. 1.00 par value corresponding to the price period – end of the Buenos Aires Stock Exchange on March 31, 2004. The official rate used for this operation was Ps. 2.856 per US$.

Purchase of shares and warrants of Banco Hipotecario S.A. (BCBA: BHIP). On December 30, 2003, the company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, which entitle it to purchase a total of approximately 3,753,700 additional shares. US$ 11.1 million were disbursed in this transaction.

Exercise of warrants of Banco Hipotecario S.A. On February 2, 2004, the company and its subsidiary Ritelco exercised a substantial portion of the options held by them and purchased 4,774,000 shares of Banco Hipotecario S.A. for a total of Ps.33.4 million.

Sale of shares of Banco Hipotecario S.A. On March 7, 2004 our controlled company Ritelco sold to the related company IFIS 2,444,571 shares of Banco Hipotecario S.A. at a price of Ps.7.0 each. The total amount of this transaction was US$ 6.0 million.

APSA: Debt reduction due to conversion of Bonds. During the third quarter of fiscal 2004 the holders of APSA’s convertible bonds exercised their conversion rights for a total amount of 261,446 units of US$ 1 par value each, with cumulative conversion of bonds amounting to US$ 774,106 in the first nine months of the fiscal year, giving rise to a reduction in the debt by that amount.

Improvement in the risk rating of APSA’s structured debt. In May 2004, Fitch Argentina Calificadora de Riesgo S.A. upgraded APSA’s Ps.85 million Notes from raBBB- a raBBB. The upgrading

“is based on the consolidated growth of the company’s main business indicators, which have already surpassed pre-crisis levels, hitting record levels in occupancy rate (98%) and in the number of visitors to the shopping centers”, as some of the reasons explained by the rating agency in its report.

Appointment of new CFO. In April 2004, Gabriel Blasi was appointed Chief Financial Officer (CFO) of the company. The new executive has wide professional experience in financial areas, having managed financial, retail and agricultural and livestock companies.

VI. Prospects for the coming quarter

The strong positive signals of the steadfast recovery of the local economy reflected by the growth indexes during the quarter ended March 31, 2004 confirm our positive vision towards the future. The sum of actual indicators encourages us to continue planning the launching of new projects based on our exceptional stock of undeveloped land reserves.

Moreover, we have made progress in the consummation of the San Martín de Tours and Edificios Cruceros projects, both of them oriented towards the high-income population segment.

Regarding the shopping center segment, we intend to continue to improve our wide range of business offerings in line with the needs of our customers and the latest trends. Thus, the choice for our shopping centers by the public will translate into our tenants’ commercial success, fostering demand for space in our shopping centers. This will enable us to continue to increase revenues.

Furthermore, we are confident that Tarjeta Shopping will consolidate its growth through the development of new products and services and the penetration into new markets. Recovery of credit lines by the middle class will also lead to further growth in retail sales.

Lastly, we will continue to work hard on the development of Alto Rosario Shopping to meet deadlines through to its inauguration. We will also continue to evaluate new investments in the shopping center business and in the development of residential projects.

With investment as one of main driving forces behind the current recovery, we consider that this strong sign of new business opportunities will gradually increase demand for office space in prime locations that will be reflected in the occupancy rate of our office buildings. Besides, we expect that the high occupancy rate of our hotels will be accompanied by a gradual rise in per-room rates following the market’s trend, hand in hand with the attractive prices resulting from the high exchange rate currently in effect in Argentina.

Our strategic positioning in the segments in which we operate, coupled with our strong financial structure, have been the company’s cornerstone in preserving and increasing shareholder confidence. In the most chaotic moments of the Argentine economy we confirmed our commitment to the country, supporting and backing its inherent potential; now, more than ever, we will continue contributing and accompanying growth in Argentina.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: May 19, 2004